

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 0-51014


SEC MAIL
RECEIVED
PROCESSING
SEP 27 2007
WASH. D.C.
190
SECTION

BV FINANCIAL, INC.

(Name of small business issuer in its charter)

Federal	**14-1920944**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7114 North Point Road, Baltimore, Maryland	**21219**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (410) 477-5000
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:

PROCESSED
OCT 02 2007
THOMSON
FINANCIAL

Common Stock, par value $0.01 per share
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ___

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-KSB or any amendment to this Form 10-KSB. _X

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X

The issuer's revenues for its most recent fiscal year were $7,926,000.

The aggregate market value of the voting and non-voting common equity held by non-affiliates at September 14, 2007 was $7.7 million, based upon the closing price of $8.50 as quoted on the OTC Electronic Bulletin Board for September 14, 2007. Solely for purposes of this calculation, the shares held by Bay-Vanguard, M.H.C. and the directors and executive officers of the issuer are deemed to be held by affiliates.

As of September 14, 2007, the issuer had 2,469,209 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-KSB.

Transitional Small Business Disclosure Format (check one): Yes ___ No _X

INDEX

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This report contains certain "forward-looking statements" within the meaning of the federal securities laws that are based on assumptions and may describe future plans, strategies and expectations of BV Financial, Inc. (the "Company" or "BV Financial"), Bay-Vanguard, M.H.C. and Bay-Vanguard Federal Savings Bank ("Bay-Vanguard Federal"). These forward-looking statements are generally identified by terms such as "expects," "believes," "anticipates," "intends," "estimates," "projects" and similar expressions.

Management's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of BV Financial and its subsidiaries include, but are not limited to, the following: interest rate trends; the general economic climate in the market area in which we operate, as well as nationwide; our ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in this Annual Report on Form 10-KSB under "Item 1—Description of Business—Risk Factors." These risks and uncertainties should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. BV Financial does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions, which may be made to any forward-looking statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

BV Financial is a federally-chartered savings and loan holding company established in January 2005 to be the holding company for Bay-Vanguard Federal, a federally-chartered savings bank. BV Financial's business activity is the ownership of the outstanding capital stock of Bay-Vanguard Federal. BV Financial does not own or lease any property but instead uses the premises, equipment and other property of Bay-Vanguard Federal. In the future, BV Financial may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

Bay-Vanguard Federal is the product of an April 1, 1996 merger of Bay Federal Savings and Loan Association and Vanguard Federal Savings and Loan Association. Bay Federal Savings and Loan Association was incorporated in 1873 as a Maryland-chartered savings and loan association operating under the name Light Street Savings and Building Association of Baltimore City, later converting to a federal charter. Bay Federal Savings and Loan Association had three full-service banking offices at the time of the merger. Vanguard Federal Savings and Loan Association was incorporated in 1959 as a Maryland-chartered savings and loan association operating under the name Vanguard Savings and Loan Association. Vanguard Savings and Loan Association converted to a federal charter in 1987. Vanguard Federal Savings and Loan Association had one full-service banking office at the time of the merger.

We operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area. We attract deposits from the general public and use those funds to originate one- to four-family real estate, mobile home, construction, multi-family, commercial real estate, and consumer loans, which we hold for investment.

Our website address is www.bayvanguard.com. Information on our website should not be considered a part of this annual report.

Recent Developments

On August 24, 2007, we acquired a branch office located at 8070 Ritchie Highway in Pasadena, Maryland from Greater Atlantic Bank. We paid a premium of $3.9 million on the balance of the deposits assumed at closing. At the time of closing, the branch office had $51.5 million in deposits.

Market Area

We are headquartered in Baltimore County, Maryland. In addition to our main office, we operate two branch offices in Baltimore City and one branch office in Anne Arundel County, which we opened in February 2004. We consider Baltimore City, Baltimore County and Anne Arundel County to be our primary market area. The economy of our market area reflects a diverse cross-section of employment sectors. According to published statistics in 2000, the economies of Baltimore City and Baltimore County are primarily geared toward the service, trade, government, financial services and manufacturing sectors. The economy of Anne Arundel County is also geared toward those sectors. However, because of the Fort Meade Installation and the state government in Annapolis, Anne Arundel County has a stronger concentration of government employees. Additionally, Baltimore and Anne Arundel Counties reported a higher level of construction employment than Baltimore City, reflecting the level of growth in those counties. According to the United States Census Bureau, the population of Baltimore City, Baltimore County and Anne Arundel County in 2006 was estimated to be approximately 631,000, 787,000 and 509,000, respectively. The economy of our market area is strongest in suburban Anne Arundel County, which has experienced higher growth rates in population and households while maintaining low unemployment rates. Baltimore City, on the other hand, has seen its population and households decrease, which is reflective of the urban shift to suburban markets for job opportunities. Baltimore City also has a higher concentration of blue collar workers, lower per capita income levels and a higher level of unemployment than the state or national averages.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2006, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held approximately 0.23% of the deposits in the Baltimore-Towson, Maryland Metropolitan Statistical Area, which was the 47th largest market share out of the 90 financial institutions with offices in this metropolitan statistical area. In addition, banks owned by large bank holding companies such as Bank of America Corporation, Wachovia Corporation, SunTrust Banks, Inc. and M&T Bank Corporation also operate in our market area. These institutions are much larger than us and, therefore, have significantly greater resources that allow them to offer a wider variety of products and services.

Our competition for loans comes primarily from financial institutions in our market area, and, to a lesser extent, from other financial service providers such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General. Our loan portfolio consists primarily of one- to four-family residential real estate loans. To a much lesser extent, our loan portfolio includes mobile home loans, construction loans, multi-family, commercial real estate loans, and consumer loans. Bay-Vanguard Federal historically originated and currently originates loans only for investment purposes. At June 30, 2007, Bay-Vanguard Federal had no loans that were held for sale.

One- to Four-Family Residential Real Estate Loans. Our primary lending activity is the origination of mortgage loans to enable borrowers to purchase or refinance existing homes in our market area. We only offer fixed- and adjustable- rate mortgage loans and primarily with terms of 15, 20 or 30 years. We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually or every three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan. The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed- and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We generally make loans with loan-to-value ratios that do not exceed 80%; however, we may make loans with a loan-to-value ratio up to 97% when secured by first liens on owner-occupied one- to four-family residences. Loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance or additional collateral. Additionally, we introduced a mortgage loan product under which we will originate a fixed-rate loan on an owner-occupied one- to four-family residence, with a loan-to-value ratio of 80% of the security property. We will then originate either a second mortgage loan or a home equity loan with a loan-to-value ratio of 10% of the security property. The remaining 10% of the value of the property must be paid in cash by the borrower. This product, sometimes referred to as combination financing or a piggy back loan, eliminates the need for private mortgage insurance. However, to obtain this product, the borrower must meet our underwriting criteria with respect to the one- to four-family residential real estate loan and the home equity loan or second mortgage. We require all properties securing mortgage loans to be appraised by a board-approved independent licensed appraiser. We also require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance and flood insurance for loans on property located in a flood zone before closing the loan.

We originate second mortgage loans on one- to four-family residential real estate properties under the same underwriting criteria utilized for our originations of one- to four-family real estate loans. We make second mortgage loans with a maximum loan-to-value ratio of 80% of the appraised value of the property, less the outstanding balance of the first mortgage. However, we will offer a second mortgage loan which, combined with a first mortgage loan originated by us, has a loan-to-value ratio of 90% in connection with the combination financing described above.

We also originate home equity loans and lines of credit. Home equity lines of credit have adjustable rates of interest that are indexed to the prime rate as reported in *The Wall Street Journal*. Home equity loans are fixed-rate loans. We will generally offer home equity loans and lines of credit with a maximum loan-to-value ratio of 80% of the appraised value of the property, less the then outstanding balance on the first mortgage. However, we will offer a home equity loan which, combined with a first mortgage loan originated by us, has a loan-to-value ratio of 90% in connection with the combination financing described above. A home equity line of credit may be drawn down by the borrower for an initial period of ten years from the date of the loan agreement. After the initial draw period, the line of credit is reviewed and may, at our sole discretion, be renewed for another ten-year period. If the line is not renewed, the amount outstanding must be repaid over the remaining fifteen-year term.

Mobile Home Loans. We originate mobile home loans directly and purchase mobile home loans from Forward National, the successor of Forward Financial Company, and Mainland Financial, which specialize in mobile home lending. At June 30, 2007, 14.38% of our mobile home portfolio was originated by us directly. 84.45% and 1.17% was purchased from Forward National and Mainland Financial, respectively. Our mobile home loans, which are made primarily to borrowers in Maryland and Pennsylvania, have terms of up to 25 years and fixed interest rates. We generally will finance up to a maximum of 90% of the value of the mobile home. We require that the borrower obtain hazard insurance. At June 30, 2007, we had 339 mobile homes loans, the average size of which was approximately $32,392.

In April 2000, we began purchasing mobile home loans from Forward National. Forward National assembles credit applications from third parties and provides such applications for our underwriting review. We then have the opportunity to accept or reject the loan contemplated by each credit application. If we agree to purchase a loan, we must notify Forward National of the minimum rate of interest we will accept on the loan. Forward National will then seek to originate the loan with the third party at an interest rate exceeding the interest rate agreed to by us. Once Forward National provides us with the original executed loan, we then purchase the loan from Forward National. Forward National assigns to us its right, title and interest in the loan, its collateral and all payments under the loan.

While we service the mobile home loans we purchase from Forward National, subject to our direction, Forward National handles all delinquencies and collections on the loans at its expense. Forward National is advanced funds equal to the amount by which the interest rate on a loan we ultimately purchase exceeds the interest rate we prescribed to Forward National. Forward National is then required to place half of that amount in a deposit account with us. This amount is recorded as a deposit on our financial statements. Additionally, the entire amount we compensate Forward National is recorded as prepaid dealer interest, which is included in the loan balance and amortized in the same manner as deferred loan origination fees. If a loan amortizes fully and the borrower pays as agreed, Forward National receives all of the funds related to that loan in the deposit account. However, if the mobile home is repossessed or prepaid, the amount of interest on such loan that otherwise would have been paid by the borrower and that has been previously advanced to Forward National by us is returned to us by Forward National. The deposit account is used to fund (1) any costs of collections incurred on the loans we purchased from Forward National and (2) losses related to repossessions of these mobile home units. Any debits to this account are recorded as a deposit withdrawal on our financial statements. Forward National has no right to make withdrawals from the deposit account. Thus, we may accrue excess balances and apply them against any future charges we incur related to Forward National collections and repossessions.

In February 2007, we began purchasing mobile home loans from Mainland Financial under the same terms and conditions as our agreement with Forward National with the exception of how delinquencies are handled. Delinquencies and collections are handled by us at our expense with the assistance of Mainland Financial. However, the deposit account is used to fund losses related to repossessions of these mobile home units.

The following table presents the activity and dollar amounts available to fund losses related to repossessions in the Forward National and Mainland Financial deposit account during the periods indicated.

	Forward National		Mainland Financial
	Year Ended June 30,		
	2007	2006	2007
	(In thousands)		
Deposit account balance, beginning of period	$510	$625	$ -
Losses on repossessions and fees and expenses on collections absorbed by Forward National	(24)	(55)	-
Deposits due to new loans	91	235	17
Withdrawals due to early payoffs	(170)	(295)	-
Deposit account balance, end of period	$407	$510	$17

Construction Loans. We originate loans to individuals and, to a lesser extent, builders to finance the construction of residential dwellings. We also make construction loans for commercial development projects, including condominiums, apartment buildings, mixed-use properties with residential units, as well as retail space and owner-occupied properties used for business. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 months. At the end of the construction period, the loan generally converts into a permanent loan. With regard to construction loans that do not convert into permanent financing, the borrower is required to provide evidence of permanent financing by a qualified third party upon completion of the construction. Loans generally can be made with a loan-to-value ratio of up to 80% of the completed project.

At June 30, 2007, the largest residential construction loan commitment was for $1.2 million, $1.1 million of which was outstanding. At June 30, 2007, the largest commercial construction loan commitment was for $2.0 million, $1.5 million of which was outstanding. These loans were performing according to their terms at June 30, 2007. Before making a commitment to fund a construction loan, we require an appraisal of the property by a board-approved independent licensed appraiser. We also require an inspection of the property before disbursement of the funds during the term of the construction.

We also originate land loans primarily to individuals to acquire land upon which they intend to build a residence. Land loans are offered with a five-year term based on an amortization term of 15 years. A balloon payment for the principal plus any accrued interest is due at the end of the five-year period. Additionally, we offer fixed-rate fully-amortized land loans with terms of 15 years. Land loans generally can be made with a maximum loan-to-value ratio of 75%.

Multi-Family and Commercial Real Estate Loans. We offer fixed rate and adjustable-rate mortgage loans secured by multi-family and commercial real estate. Our multi-family and commercial real estate loans are generally secured by condominiums, apartment buildings and mixed-use properties with residential units, as well as retail space. We intend to grow this segment of our loan portfolio.

We originate multi-family and commercial real estate loans for terms up to 25 years. Interest rates and payments on our adjustable-rate loans adjust every three, five or seven years after an initial three-, five- or seven-year period to a rate typically equal to 3-3.5% above the three-, five- or seven-year constant maturity Treasury index. There are no adjustment period or lifetime interest rate caps. Loan amounts generally do not exceed 75% of the appraised value. We require all properties securing multi-family and commercial real estate loans to be appraised by a board-approved independent licensed appraiser. Multi-family and commercial real estate loans also are generally supported by personal guarantees. At June 30, 2007, the largest multi-family and commercial real estate loan was a $2.0 million loan. This loan is secured by a restaurant located in Baltimore, Maryland and was performing according to its terms at June 30, 2007.

Other Consumer Loans. Our consumer loans are primarily loans secured by passbook or certificate accounts, automobile and boat loans and secured personal loans. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Mobile home lending generally entails greater risk than traditional residential mortgage lending. Loans secured by mobile homes involve more credit risk than mortgage loans because of the type and nature of the collateral, which depreciates over time, and because mobile home borrowers, on average, tend to have lower incomes than our residential mortgage borrowers. In many cases, any repossessed collateral for a defaulted mobile home loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation or improper repair and maintenance of the underlying security. Our arrangement with Forward National and Mainland Financial substantially mitigates the risks normally associated with mobile home lending. However, if Forward National or Mainland Financial ceases doing business or terminates their arrangement with us, we would likely need to hire additional staff to service our mobile home loan portfolio.

Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value that is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential real estate loans. Of primary concern in multi-family and commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on the successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than residential real estate loans. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and commercial real estate loans. In reaching a decision on whether to make a multi-family or commercial real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, we will also consider the term of the lease and the credit quality of the tenants. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2x.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary sources of loan originations include existing customers, our in-house loan originators, advertising, referrals from customers and personal contacts by our staff. We currently utilize local mortgage brokers to assist with loan originations. We generally retain all of the loans that we originate for our portfolio; however, we will sell participation interests to local financial institutions, primarily on the portion of loans that exceed our borrowing limits. We did not sell participation interests in fiscal 2007. We sold $1.2 million of these loans in fiscal 2006.

Since April 2000, we have purchased mobile home loans from Forward National. Since February 2007, we have purchased mobile homes from Mainland Financial. We underwrite these loans. Forward National and Mainland Financial then close the loans and immediately assigns them to us. We purchased $884,000 and $1.4 million of mobile home loans from Forward National in fiscal 2007 and fiscal 2006, respectively. We purchased $128,000 of mobile home loans from Mainland Financial in fiscal 2007.

From time to time, we purchase participation interests, primarily in multi-family and commercial real estate loans. At June 30, 2007 and 2006, we had approximately $6.0 million and $4.9 million of purchased participation loans, respectively. We perform our own underwriting analysis on each of our participation interests before purchasing such loans and therefore believe there is no greater risk of default on these obligations. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. We are permitted to review all of the documentation relating to any loan in which we participate, including any annual financial statements provided by a borrower. Additionally, we receive periodic updates on the loan from the lead lender.

Loan Approval Procedures and Authority. In our lending activities, we follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. Loans up to $500,000 require the approval of two of five members of an employee loan committee, consisting of the President and Chief Executive Officer, the Chairman and Chief Financial Officer and three Senior Vice Presidents. Loans up to $750,000 require the approval of three of the members of the employee loan committee. All extensions of credit that exceed $750,000 in the aggregate require the approval of either the Executive Committee of the board of directors or the full board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is limited by regulation to generally 15% of our unimpaired capital and surplus. At June 30, 2007, our regulatory limit on loans to one borrower was $2.1 million. At that date, our largest lending relationship was a $2.0 million loan on a restaurant located in Baltimore, Maryland. That loan was performing according to its original terms at June 30, 2007.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers and generally expire in 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and municipal governments, deposits at the Federal Home Loan Bank of Atlanta and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of Atlanta stock. While we have the authority under applicable law to invest in derivative securities, our investment policy does not permit this investment. We had no investments in derivative securities at June 30, 2007.

At June 30, 2007, our investment portfolio totaled $6.0 million and consisted primarily of U.S. Treasury obligations and federal agency securities, mortgage-backed securities issued primarily by Fannie Mae, Freddie Mac and Ginnie Mae, and a mutual fund that invests in adjustable-rate mortgages.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The board of directors is also responsible for the implementation of the investment policy and monitoring our investment performance. Individual investment transactions, portfolio composition and performance are reviewed and ratified by our board of directors monthly.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of the State of Maryland. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including checking accounts, NOW and money market accounts, passbook and savings accounts and certificates of deposit. Additionally, our customers may use any M&T Bank ATM without a surcharge. At June 30, 2007, core deposits, which consist of savings, NOW and money market accounts, comprised 56.3% of our deposits. We do not utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing monthly. We use our money market account as a primary source of liquidity. Consequently, when we require additional liquidity we will offer the highest rates in our market area. When we do not require liquidity, our money market account rates are competitive. With regard to other deposit products, our current strategy is to offer competitive rates, and even higher rates on checking accounts, but not to be the market leader in every type and maturity.

Borrowings. We utilize advances from the Federal Home Loan Bank of Atlanta to supplement our supply of lendable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Under its current credit policies, the Federal Home Loan Bank generally limits advances to 25% of a member's assets and short-term borrowings of less than one year may not exceed 10% of the institution's assets. The Federal Home Loan Bank determines specific lines of credit for each member institution. At June 30, 2007, we had the ability to borrow an additional $26.5 million from the Federal Home Loan Bank of Atlanta.

Personnel

As of June 30, 2007, we had 26 full-time employees and four part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

BV Financial's only direct subsidiary is Bay-Vanguard Federal.

Bay-Vanguard Federal has one subsidiary. Housing Recovery Corporation holds real estate and other assets acquired through foreclosure or repossession by Bay-Vanguard Federal.

Risk Factors

Rising interest rates may hurt our profits.

Short-term market rates of interest (which we use as a guide to price our deposits) have recently risen from historically low levels, while longer-term market rates of interest (which we use as a guide to price our longer-term loans) have not. As a result, many financial institutions, including Bay-Vanguard Federal, have experienced a narrowing or "compression" of their net interest spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Our interest rate spread was 2.16% for the year ended June 30, 2007 compared to 2.62% for the year ended June 30, 2006. If short-term interest rates continue to rise, and if rates on our deposits continue to reprice upwards faster than the rates on our long-term loans and investments, we would continue to experience compression of our interest rate spread, which would have a negative effect on our profitability. Further, the net portfolio value of our cash flows from assets, liabilities and off-balance sheet items would be negatively impacted by a rise in interest rates. Specifically, our net portfolio value would decrease by 14% and 45% if there was a sudden and sustained increase in interest rates of 100 and 300 basis points, respectively. For further discussion of how changes in interest rates could impact us, see *"Management's Discussion and Analysis or Plan of Operation—Interest Rate Risk Management—Net Portfolio Value Simulation Analysis."*

We may be more susceptible to increases in interest rates because of the relatively small amount of adjustable-rate loans currently in our portfolio and our heavy reliance on core deposits, especially our money market accounts, which reprice frequently. At June 30, 2007, $17.5 million, or 15.1% of our total loan portfolio, consisted of adjustable-rate loans. We attempt to limit our exposure to rises in interest rates through: offering adjustable-rate one-to-four family residential real estate loans; an investment in a mutual fund that invests in adjustable-rate mortgage loans; an increased focus on multi-family and commercial real estate lending, which emphasizes the origination of shorter-term adjustable-rate loans; and efforts to originate shorter-term fixed-rate loans. Our inability to successfully originate adjustable-rate multi-family and commercial real estate loans or shorter-term fixed-rate loans could result in further compression of our interest rate spread and net interest margin in a rising interest rate environment, which could hurt our profits.

Our continued emphasis on mobile home lending may expose us to increased lending risks.

We purchase newly originated mobile home loans and, to a much lesser extent, originate mobile home loans directly. At June 30, 2007, mobile home loans constituted 9.1% of our loan portfolio. Mobile home loans are generally considered to be riskier than residential mortgage loans because the collateral securing these loans depreciates over time and because mobile home borrowers, on average, tend to have lower incomes than residential mortgage borrowers. In many cases, repossessed collateral for a defaulted mobile home loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation or improper repair and maintenance of the underlying security. In addition, mobile home loan collections depend on the borrower's continuing financial stability, and thus are adversely affected by job loss, divorce, illness or personal bankruptcy.

To mitigate our exposure to this type of lending, we have limited the amount of mobile home loans to 15.0% of our loan portfolio. Additionally, we have an arrangement with Forward National Company, the primary company from which we purchase mobile home loans, to assist us with delinquencies and collections at its expense. A further discussion of our mobile home loans and our relationship with Forward National is contained in *"Description of Business—Lending Activities—Mobile Home Loans."* This arrangement mitigates the risks normally associated with mobile home lending. However, if Forward National ceases doing business or terminates its arrangement with us, we would likely need to hire additional staff to service our mobile home loan portfolio.

Our increased emphasis on multi-family and commercial lending may expose us to increased lending risks.

At June 30, 2007, $11.4 million, or 9.5%, of our loan portfolio consisted of multi-family and commercial real estate loans. We intend to increase our emphasis on these types of higher-yielding loans to provide us with the opportunity to increase profits. However, these types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential real estate loans because repayment of the loans often depends on the successful operation of the property and the income stream of borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential real estate loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential real estate loan.

We may not be able to effectively integrate the new branch that we acquired with and into our operations.

Our future growth will depend, in part, on the success of our recent acquisition of a branch office in Pasadena, Maryland. The success of that acquisition will, in turn, depend on a number of factors, including: our ability to integrate the acquired branch into our current operations; our ability to limit the outflow of deposits held by the former customers of Greater Atlantic Bank; our ability to control the incremental increase in non-interest expense arising from the branch acquisition in a manner that enables us to improve our overall operating efficiencies; and our ability to retain and integrate the appropriate personnel into our operations.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and has occasionally forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. As of June 30, 2006, we held 0.23% of the deposits in the Baltimore-Towson, Maryland Metropolitan Statistical Area, which was the 47th largest market share of deposits out of the 90 financial institutions in the metropolitan statistical area. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area. For more information about our market area and the competition we face, see *"Description of Business—Market Area"* and *"Description of Business—Competition."*

A downturn in the local economy or a decline in real estate values could hurt our profits.

Nearly all of our real estate loans are secured by real estate in the Baltimore metropolitan area. As a result of this concentration, a downturn in the local economy could cause significant increases in non-performing loans, which would hurt our profits. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. In recent years, there has been significant increases in real estate values in our market area. As a result of rising home prices, our loans have been well collateralized. A decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. For a discussion of our market area, see *"Description of Business—Market Area."*

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

Bay-Vanguard Federal is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, its chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of its deposits. Both Bay-Vanguard, M.H.C. and BV Financial are subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of Bay-Vanguard Federal. The regulation and supervision by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation are not intended to protect the interests of investors in BV Financial common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Bay-Vanguard, M.H.C.'s majority control of our common stock will enable it to exercise voting control over most matters put to a vote of shareholders, and will prevent shareholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Bay-Vanguard, M.H.C. owns a majority of BV Financial's common stock and, through its board of directors, will be able to exercise voting control over most matters put to a vote of shareholders. The same directors and officers who manage BV Financial and Bay-Vanguard Federal also manage Bay-Vanguard, M.H.C. As a federally chartered mutual holding company, the board of directors of Bay-Vanguard, M.H.C. must ensure that the interests of depositors of Bay-Vanguard Federal are represented and considered in matters put to a vote of shareholders of BV Financial. Therefore, the votes cast by Bay-Vanguard, M.H.C. may not be in your personal best interests as a shareholder. For example, Bay-Vanguard, M.H.C. may exercise its voting control to defeat a shareholder nominee for election to the board of directors of BV Financial. In addition, shareholders will not be able to force a merger or second-step conversion transaction without the consent of Bay-Vanguard, M.H.C. Some shareholders may desire a sale or merger transaction, because shareholders typically receive a premium for their shares, or a second-step conversion transaction, because fully converted institutions tend to trade at higher multiples than mutual holding companies.

The Office of Thrift Supervision policy on remutualization transactions could prohibit the acquisition of BV Financial, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority shareholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected. In addition, Office of Thrift Supervision regulations prohibit, for three years following completion of the offering, the acquisition of more than 10% of any class of equity security issued by us without the prior approval of the Office of Thrift Supervision.

Regulation and Supervision

General

As a federal mutual holding company, Bay-Vanguard, M.H.C. is required by federal law to report to, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision. BV Financial, Inc. as a federally chartered corporation, is also subject to reporting to and regulation by the Office of Thrift Supervision. Bay-Vanguard Federal is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as the deposit insurer. Bay-Vanguard Federal is a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Bay-Vanguard Federal must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Office of Thrift Supervision and/or the Federal Deposit Insurance Corporation conduct periodic examinations to test Bay-Vanguard Federal's safety and soundness and compliance with various regulatory requirements.

This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Bay-Vanguard, M.H.C., BV Financial, Inc., Bay-Vanguard Federal and their operations. Certain regulatory requirements applicable to Bay-Vanguard Federal and to Bay-Vanguard, M.H.C. are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on Bay-Vanguard Federal and Bay-Vanguard, M.H.C. and is qualified in its entirety by reference to the actual statutes and regulations.

Holding Company Regulation

General. Bay-Vanguard, M.H.C. is a federal savings and loan holding company within the meaning of federal law. As such, Bay-Vanguard, M.H.C. is registered with the Office of Thrift Supervision and is subject to Office of Thrift Supervision regulations, examinations, supervision and reporting requirements. In addition, the Office of Thrift Supervision has enforcement authority over Bay-Vanguard, M.H.C. and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

Activities Restrictions Applicable to Mutual Holding Companies. Pursuant to federal law and Office of Thrift Supervision regulations, a mutual holding company, such as Bay-Vanguard, M.H.C., may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of The Association Holding Company Act, unless the Office of Thrift Supervision, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the Office of Thrift Supervision.

The Gramm-Leach Bliley Act of 1999 was designed to modernize the regulation of the financial services industry by expanding the ability of bank holding companies to affiliate with other types of financial services companies such as insurance companies and investment banking companies. The legislation also expanded the activities permitted for mutual savings and loan holding companies to also include any activity permitted a "financial holding company" under the legislation, including a broad array of insurance and securities activities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or holding company thereof, without prior written approval of the Office of Thrift Supervision from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law; or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

If the savings institution subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test set forth in federal law, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings institution's failure to so qualify.

Although savings and loan holding companies are not currently subject to regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Bay-Vanguard Federal must notify the Office of

Thrift Supervision 30 days before declaring any dividend. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Stock Holding Company Subsidiary Regulation. The Office of Thrift Supervision has adopted regulations governing the two-tier mutual holding company form of organization and mid-tier stock holding companies that are controlled by mutual holding companies. Under these rules, the stock holding company subsidiary holds all the shares of the mutual holding company's savings association subsidiary and issues the majority of its own shares to the mutual holding company parent. In addition, the stock holding company subsidiary is permitted to engage in activities that are permitted for its mutual holding company parent subject to the same terms and conditions. Finally, Office of Thrift Supervision regulations maintain that the stock holding company subsidiary must be federally chartered for supervisory reasons.

Acquisition of Bay-Vanguard, M.H.C. Under the Federal Change in Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings institution. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the Office of Thrift Supervision has found that the acquisition will not result in a change of control of Bay-Vanguard, M.H.C. Under the Change in Control Act, the Office of Thrift Supervision generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings associations are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings institutions, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The Office of Thrift Supervision capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses, limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At June 30, 2007, Bay-Vanguard Federal met each of its capital requirements.

The following table presents Bay-Vanguard Federal's capital position at June 30, 2007.

				Capital	
	Actual Capital	Required Capital	Excess (Deficiency) Amount	Actual Percent	Required Percent
	(Dollars in thousands)				
Tangible	$13,514	$2,010	$11,504	10.08%	≥ 1.5%
Tier 1/Leverage	13,514	N/A	N/A	16.47	N/A
Tier 1/Risk-based	13,514	5,361	8,153	10.08	≥ 4.0
Total/Risk-based	13,915	6,564	7,351	16.96	≥ 8.0

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings institution is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in an amount of up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and undercapitalized institutions are subject to additional mandatory and discretionary restrictions.

Insurance of Deposit Accounts. Deposits of Bay-Vanguard Federal are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. Insurance premiums are based on a number of factors, primarily the risk of loss that insured institutions pose to the Deposit Insurance Fund. The Federal Deposit Insurance Corporation has the ability to adjust the insurance fund's reserve ratio between 1.15% and 1.5%, depending on projected losses, economic changes and assessment rates at the end of a calendar year. The FDIC has adopted regulations that set assessment rates that took effect at the beginning of 2007. The new assessment rates for most banks vary between five cents and seven cents for every $100 of deposits. A change in insurance premiums could have an adverse effect on the operating expenses and results of operations of Bay-Vanguard Federal. We cannot predict what insurance assessment rates will be in the future. Assessment credits have been provided to institutions that paid high premiums in the past. As a result, Bay-Vanguard Federal paid $12,457 in FDIC insurance premiums for the year ended June 30, 2007.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. We do not know of any practice, condition or violation that might lead to termination of our deposit insurance.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of June 30, 2007, Bay-Vanguard Federal maintained 80.9% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the Office of Thrift Supervision is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Bay-Vanguard Federal, it is a subsidiary of a holding company. In the event Bay-Vanguard Federal's capital fell below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, Bay-Vanguard Federal's ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Office of Thrift Supervision determines that such distribution would constitute an unsafe or unsound practice.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Transactions with Related Parties. Bay-Vanguard Federal's authority to engage in transactions with "affiliates" (e.g., any entity that controls or is under common control with an institution, including Bay-Vanguard,

M.H.C. and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

Bay-Vanguard Federal may make loans to its executive officers and directors in compliance with federal banking laws. Under such laws, Bay-Vanguard Federal's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The law limits both the individual and aggregate amount of loans Bay-Vanguard Federal may make to insiders based, in part, on Bay-Vanguard Federal's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Savings institutions are required to pay assessments to the Office of Thrift Supervision to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings institution's (including consolidated subsidiaries) total assets, condition and complexity of portfolio. The OTS assessments paid by Bay-Vanguard Federal for the fiscal year ended June 30, 2007 totaled $43,429.

Federal Home Loan Bank System

Bay-Vanguard Federal is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Bay-Vanguard Federal, as a member of the Federal Home Loan Bank, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Bay-Vanguard Federal was in compliance with this requirement with an investment in Federal Home Loan Bank stock at June 30, 2007 of $848,000.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, Bay-Vanguard Federal's net interest income would likely also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $45.8 million; a 10% reserve ratio is applied above $45.8 million. The first $8.5 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. Bay-Vanguard Federal complies with the foregoing requirements.

Federal and State Taxation

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2003. For its 2007 year, BV Financial's maximum federal income tax rate was 34.0%.

BV Financial and Bay-Vanguard Federal have entered into a tax allocation agreement. Because BV Financial owns 100% of the issued and outstanding capital stock of Bay-Vanguard Federal, BV Financial and Bay-Vanguard Federal are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group BV Financial is the common parent corporation. As a result of this affiliation, Bay-Vanguard Federal will be included in the filing of a consolidated federal income tax return with BV Financial and the parties have agreed to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $1.2 million of our accumulated bad debt reserves would not be recaptured into taxable income unless Bay-Vanguard Federal makes a "non-dividend distribution" to BV Financial as described below.

Distributions. If Bay-Vanguard Federal makes "non-dividend distributions" to BV Financial, the distributions will be considered to have been made from Bay-Vanguard Federal's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from Bay-Vanguard Federal's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Bay-Vanguard Federal's taxable income. Non-dividend distributions include distributions in excess of Bay-Vanguard Federal's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock and distributions in partial or complete liquidation. Dividends paid out of Bay-Vanguard Federal's current or accumulated earnings and profits will not be so included in Bay-Vanguard Federal's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Bay-Vanguard Federal makes a non-dividend distribution to BV Financial, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Bay-Vanguard Federal does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

BV Financial is subject to Maryland's Corporation Business Tax at the rate of 7.0% on its taxable income, before net operating loss deductions and special deductions for federal income tax purposes. BV Financial and Bay-Vanguard, M.H.C. will be required to file Maryland income tax returns because they will be doing business in Maryland. For this purpose, "taxable income" generally means federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations).

ITEM 2. DESCRIPTION OF PROPERTY

We conduct our business through our main office and branch offices. The following table sets forth certain information relating to these facilities as of June 30, 2007. In addition, on August 24, 2007, Bay-Vanguard Federal acquired a branch office located at 8070 Ritchie Highway, Pasadena, Maryland 21122. This branch operated under a lease that expires in 2013.

Location	Year Opened	Owned/ Leased	Date of Lease Expiration	Net Book Value as of June 30, 2007 (In thousands)
Main Office:				
7114 North Point Road Baltimore, Maryland 21219	1959	Leased	2009[(1)]	$119
Branches:				
1230 Light Street Baltimore, Maryland 21230	1980	Owned	-	87
1521 East Fort Avenue Baltimore, Maryland 21219	1992	Owned	-	63
7657 Arundel Mills Boulevard Hanover, Maryland 21076	2004	Owned	-	1,900

(1) We have an option to renew this lease for two additional five-year periods.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

The common stock is traded on the OTC Electronic Bulletin Board under the symbol "BVFL." As of September 14, 2007, the Company had approximately 135 holders of record. The following table sets forth, for the quarters indicated, the daily high and low sales price for and dividends declared on the common stock for fiscal 2007 and 2006. The prices do not necessarily reflect inter-dealer prices without retail markup, markdown or commission and may not reflect actual transactions.

	High	Low	Dividends
Fiscal 2007:			
Fourth Quarter	$8.80	$8.50	$0.05
Third Quarter	9.25	8.41	0.05
Second Quarter	9.45	8.70	0.05
First Quarter	9.47	8.60	-
Fiscal 2006:			
Fourth Quarter	$9.50	$8.75	-
Third Quarter	9.75	8.70	-
Second Quarter	9.00	8.30	-
First Quarter	9.05	8.50	-

BV Financial is not subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends. However, BV Financial's ability to pay dividends may depend, in part, upon its receipt of dividends from Bay-Vanguard Federal because BV Financial has no source of income other than earnings from the investment of the net proceeds from the offering that it retained. Payment of cash dividends on capital stock by a savings institution is limited by OTS regulations. Bay-Vanguard Federal may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with its reorganization. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized. See *"Regulation and Supervision—Regulation of Federal Savings Associations—Limitations on Capital Distribution."*

As of June 30, 2007, BV Financial satisfied all prescribed capital requirements. Future dividend payments will depend on the Company's profitability, approval by its Board of Directors and prevailing OTS regulations.

The following table provides certain information with regard to shares repurchased by the Company in the fourth quarter of 2007.

Period	Total Number of Shares Purchased [(1)]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
April 1, 2007 through April 30, 2007	–	$ –	–	94,750
May 1, 2007 through May 31, 2007	–	–	–	94,750
June 1, 2007 through June 30, 2007	22,100	8.54	22,100	72,650
Total	22,100	$8.54	22,100	

(1) On April 12, 2006, the Company announced that the Board of Directors had approved a stock repurchase program authorizing the Company to repurchase up to 132,250 shares of the Company's common stock. The repurchase program will continue until it is completed or terminated by the Board of Directors.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the financial statements and notes to the financial statements included in this annual report on Form 10-KSB.

Overview

Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. To a much lesser extent, we also recognize income from service charge income – mostly from service charges on deposit accounts and fees for late loan payments – and from the increase in surrender value of our bank-owned life insurance.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The expenses we incur in operating our business consist of compensation and related expenses, occupancy expenses, data processing expenses, foreclosed real estate activity expenses, telephone and postage expenses, advertising expenses, professional fees, equipment expenses and other miscellaneous expenses.

Compensation and related expenses consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for health insurance, retirement plans and other employee benefits, including the employee stock ownership plan. Expense for the employee stock ownership plan is based on the average market value of the shares committed to be released. An equal number of shares will be released each year over the 15-year term of the loan. Expense for shares of restricted stock awards is based on the fair market value of the shares on the date of grant. Compensation and related expenses is recognized on a straight-line basis over the vesting period.

Occupancy expenses, which are the fixed and variable costs of land and building, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities. Depreciation of premises is computed using the straight-line method based on the useful lives of the related assets, which range from 15 to 40 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Data processing expenses include fees paid for third-party data processing service.

Foreclosed real estate activity expenses include the expenses incurred in the acquisition and sale of real estate acquired by foreclosure or by deed in lieu of foreclosure.

Telephone and postage expenses include our communication lines between branch offices, our Internet access and our mailing expenses, including certain deposit statements.

Advertising expenses include expenses for print advertisements, promotions and premium items.

Professional fees primarily include fees paid to our independent auditors, as well as our attorneys, predominantly in relation to problem assets and due to the increased costs of operating a public company.

Equipment expense includes expenses and depreciation charges related to office and banking equipment. Depreciation of equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to ten years.

Other expenses include federal insurance deposit premiums, charitable contributions, regulatory assessments, office supplies and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the allowance for loan losses to be a critical accounting policy.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impaired loans; the value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. However, historically, our estimates and assumptions have provided results that did not differ materially from actual results. For example, we recorded a loss of $13,000 and a loss of $41,000 in relation to repossessed assets in fiscal 2007 and 2006, respectively. Additionally, we had net charge-offs to average loans of 0.01% for fiscal 2007 compared to net charge offs to average loans of 0.03% for fiscal 2006.

Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on an evaluation of the portfolio, past loss experience, economic conditions and business conditions affecting our primary market area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, the duration of the current business cycle, bank regulatory examination results and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary if certain future events occur that cause actual results to differ from the assumptions used in making the evaluation. For example, a downturn in the local economy could cause increases in non-performing loans. Additionally, a decline in real estate values could cause some of our loans to become inadequately collateralized. In either case, this may require us to increase our provisions for loan losses, which would negatively impact earnings. Further, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. An increase to the allowance required to be made by the Office of Thrift Supervision would negatively impact our earnings. Additionally, a large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. See note 1 to the notes to consolidated financial statements included in this Form 10-KSB.

At each of June 30, 2007 and 2006, over 90.1% of the loan portfolio consisted of real estate loans. However, over 18.4% of the real estate loans consisted of multi-family and commercial real estate and construction loans, which carry a higher risk of default than one-to four-family residential real estate loans. The level of the allowance for loan losses has changed primarily due to changes in the composition of the loan portfolio, the growth of the loan portfolio, which has increased by 2.7% and 17.8% for fiscal 2007 and 2006, respectively, and improved asset quality as the level of nonperforming loans decreased in the 2007 fiscal year.

Operating Strategy

Our mission is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

- aggressively attracting core deposits;
- continuing to emphasize the origination of one- to four-family residential real estate loans;
- pursuing opportunities to increase multi-family and commercial real estate lending in our market area;
- continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio; and
- providing exceptional service to attract and retain customers.

Aggressively attract core deposits

Core deposits (accounts other than certificates of deposit) comprised 56.3% of our total deposits at June 30, 2007. We value core deposits because they represent longer-term customer relationships and a lower cost of funding compared to certificates of deposit. We aggressively seek core deposits through competitive pricing and targeted advertising.

Continue to emphasize the origination of one- to four-family residential real estate loans

Our primary lending activity is the origination of residential mortgage loans secured by homes in our market area. We intend to continue emphasizing the origination of residential mortgage loans going forward. At June 30, 2007, 71.8% of our total loans were one- to four-family residential real estate loans. We believe that our emphasis on residential lending, which carries a lower credit risk, contributes to our high asset quality.

Pursue opportunities to increase multi-family and commercial real estate lending in our market area

Multi-family and commercial real estate loans provide us with the opportunity to earn more income because they tend to have higher interest rates than residential mortgage loans. Additionally, we offer adjustable-rate multi-family and commercial real estate loans while we only offer fixed-rate one- to four-family real estate loans. Adjustable-rate loans, which reprice periodically, help to offset the adverse effects of an increase in interest rates, which improves our interest rate risk management. Multi-family and commercial real estate loans increased $1.1 million for the year ended June 30, 2007 and comprised approximately 9.5% of total loans. There are many multi-family and commercial properties located in our market area, and we will continue to pursue these opportunities, while continuing to originate any such loans in accordance with what we believe are our conservative underwriting guidelines.

Continue to use conservative underwriting practices to maintain the high quality of our loan portfolio

We believe that high asset quality is a key to long-term financial success. We have sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards which we believe are conservative. At June 30, 2007, our non-performing loans (loans that are 90 or more days delinquent) were 0.13% of our total loan portfolio and 0.11% of our total assets. We intend to continue our efforts to originate multi-family and commercial real estate loans and our philosophy of managing large loan exposures through our conservative approach to lending.

Provide exceptional service to attract and retain customers

As a community-oriented financial institution, we emphasize providing exceptional customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our market area. We have also provided Internet banking since 1997.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family residential real estate, and to a much lesser extent, secured by multi-family and commercial real estate. At June 30, 2007, real estate loans totaled $108.6 million, or 90.1% of total loans, compared to $106.1 million, or 90.5%, of total loans at June 30, 2006.

The largest segment of our real estate loans is one- to four-family residential real estate loans. At June 30, 2007, one- to four-family residential real estate loans totaled $86.5 million, which represented 79.6% of real estate loans and 71.8% of total loans compared to $85.2 million at June 30, 2006, which represented 80.3% of real estate loans and 72.7% of total loans. One- to four-family residential real estate loans increased $1.3 million, or 1.5%, in the year ended June 30, 2007 due to the continuing low interest rate environment and competitive pricing.

We purchase and originate loans secured by mobile homes. Mobile home loans totaled $11.0 million at June 30, 2007, which represented 9.1% of total loans, compared to $10.5 million at June 30, 2006, which represented 9.0% of total loans. To mitigate our exposure to this type of lending, we have limited the amount of mobile home loans to 15% of our loan portfolio. Mobile home loans increased in fiscal 2007 due to additional purchases from Forward National. A further discussion of our mobile home loans is contained in *"Our Business—Lending Activities—Mobile Home Loans."*

We also originate construction loans secured by residential and multi-family and commercial real estate. This portfolio totaled $10.7 million at June 30, 2007, which represented 8.9% of total loans, compared to $10.6 million at June 30, 2006, which represented 9.0% of total loans. Construction loans increased $124,000, or 1.2%, for the year ended June 30, 2007 primarily because of increased residential construction lending, due to a slight increase in construction and rehabilitation projects in our market area.

Multi-family and commercial real estate loans totaled $11.4 million at June 30, 2007, which represented 10.5% of real estate loans and 9.5% of total loans, compared to $10.3 million at June 30, 2006, which represented 9.7% of real estate loans and 8.8% of total loans. Multi-family and commercial real estate loans increased $1.1 million, or 10.7%, for the year ended June 30, 2007 due to the continued emphasis of this type of lending and due to a decrease in pre payments.

We also originate a variety of consumer loans, including loans secured by passbook or certificate accounts. Consumer loans totaled $812,000 and represented 0.7% of total loans at June 30, 2007, compared to $615,000, or 0.5% of total loans, at June 30, 2006.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30,			
	2007		2006	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One- to four-family (1)	$ 86,485	71.75%	$85,211	72.66%
Multi-family and commercial	11,421	9.48	10,322	8.80
Construction	10,729	8.90	10,605	9.04
Total real estate loans	108,635	90.13	106,138	90.50
Mobile home loans	10,981	9.11	10,535	8.98
Other consumer loans	812	0.67	615	0.52
Total consumer loans	11,793	9.78	11,150	9.50
Commercial	108	0.09	-	-
Total gross loans	120,536	100.00%	117,288	100.00%
Loans in process	(4,107)		(3,873)	
Deferred loan costs, net	24		21	
Allowance for loan losses	(402)		(410)	
Total loans receivable, net	$116,051		$113,026	

(1) Includes second mortgage loans, home equity loans and home equity lines of credit.

The following table sets forth certain information at June 30, 2007 regarding the dollar amount of loans maturing during the periods indicated. The table does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One- to Four-Family	Multi-Family and Commercial	Construction	Mobile Home	Other Consumer	Commercial	Total Loans
	(In thousands)						
Amounts due in:							
One year or less	$ 796	$ -	$ 7,131	$ 3	$ 9	$ 74	$ 8,013
More than one year to five years	10,266	1,418	3,598	338	467	34	16,121
More than five years	75,423	10,003	-	10,640	336	-	96,402
Total amount due	$ 86,485	$ 11,421	$ 10,729	$10,981	$ 812	$108	$120,536

The following table sets forth the dollar amount of all loans at June 30, 2007 that are due after June 30, 2008 and have either fixed interest rates or floating or adjustable interest rates.

	Due After June 30, 2008		
	Fixed-Rates	Floating or Adjustable-Rates	Total
		(In thousands)	
One- to four-family	$79,269	$ 6,420	$ 85,689
Multi-family and commercial	3,021	8,400	11,421
Construction	3,598	–	3,598
Mobile home	10,978	–	10,978
Other consumer loans	803	–	803
Commercial	34	–	34
Total loans	$97,703	$14,820	$112,523

The following table shows loan activity during the periods indicated.

	Year Ended June 30,	
	2007	2006
	(In thousands)	
Total loans at beginning of period	$113,026	$96,051
Loans originated:		
One- to four-family	10,831	25,091
Multi-family and commercial	1,880	7,281
Construction	3,211	6,864
Mobile home	1,154	197
Other consumer	482	202
Total loans originated	17,558	39,635
Loans and participations purchased	2,797	3,741
Deduct:		
Principal loan repayments	17,195	24,887
Loans and participations sold	–	1,209
Transfer to foreclosed real estate/repossessed assets	13	25
Other	122	280
Net loan activity	3,025	16,975
Total loans at end of period	$116,051	$113,026

Securities. Our securities portfolio consists primarily of U.S. Treasury and U.S. government agency securities, mortgage-backed securities and a mutual fund that invests in adjustable-rate loans. Securities decreased approximately $1.5 million, or 20.2%, in the year ended June 30, 2007 primarily due to the repayment of principal on agency and mortgage-backed securities. All of our mortgage-backed securities were issued by Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the carrying amounts and fair values of our securities portfolio at the dates indicated.

	At June 30,			
	2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Held-to-maturity securities:				
Obligations of the U.S. Treasury and U.S. Government agencies	$2,500	$2,443	$3,002	$2,880
Mortgage-backed securities	156	158	231	234
Total held-to-maturity securities	2,656	2,601	3,233	3,114
Available-for-sale securities:				
Obligations of the U.S. Treasury and U.S. Government agencies	–	–	1,005	983
Marketable equity securities	2,945	2,859	2,805	2,725
Mortgage-backed securities	443	441	525	520
Total available-for-sale securities	3,388	3,300	4,335	4,228
Total securities	$6,044	$5,901	$7,568	$7,342

At June 30, 2007, we had an investment in a variable-rate mortgage mutual fund offered by American Funds, with an amortized cost of $2.9 million and a fair value of $2.9 million. We had no other investments that had an aggregate book value in excess of 10% of our equity at June 30, 2007.

The following table sets forth the maturities and weighted average yields of securities at June 30, 2007. Weighted average yields are not presented on a tax-equivalent basis as the investment portfolio does not include any tax-exempt obligations.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
	(Dollars in thousands)									
Held-to-maturity securities:										
Obligations of the U.S. Treasury and U.S. Government agencies	$ 500	3.00%	$1,000	3.57%	$ 1,000	5.00%	$ –	–%	$2,500	3.99%
Mortgage-backed securities	–	–	9	6.00	110	6.00	37	7.14	156	6.27
Total held-to-maturity securities	500	3.00	1,009	3.59	1,110	5.10	37	7.14	2,656	4.13
Available-for-sale securities:										
Marketable equity securities	2,859	5.05	–	–	–	–	–	–	$2,859	5.05
Mortgage-backed securities	–	–	–	–	256	5.77	185	6.05	441	5.89
Total available-for-sale securities	$2,859	5.05%	$ –	–	$256	5.77%	$185	6.05%	$3,300	5.16%

Deposits. Our primary source of funds is our deposit accounts, which are comprised of demand deposits, savings accounts and time deposits. These deposits are provided primarily by individuals within our market area. We do not use brokered deposits as a source of funding. Deposits increased $1.4 million, or 1.4%, for the year ended June 30, 2007. The increase in deposits consisted primarily of an increase of $6.1 million in certificates of deposit due to competitive interest rates and advertising, offset by a $4.7 million decrease in NOW and money market accounts as customers moved their funds to certificates to lock in rates.

The following table sets forth the balances of our deposit products at the dates indicated.

	At June 30,	
	2007	**2006**
	(In thousands)	
Non-interest bearing accounts	$ 3,571	$ 3,887
NOW and money market accounts	32,978	33,706
Savings accounts	18,924	22,572
Certificates of deposit	43,019	36,930
Total	$98,492	$97,095

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of June 30, 2007. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	**Amount**
	(In thousands)
Three months or less	$ 2,502
Over three through six months	2,027
Over six through twelve months	3,024
Over twelve months	8,028
Total	$15,581

The following table sets forth time deposits classified by rates at the dates indicated.

	At June 30,	
	2007	**2006**
	(In thousands)	
1.00 - 1.99%	$ -	$ 3
2.00 - 2.99%	26	875
3.00 - 3.99%	2,935	6,425
4.00 - 4.99%	16,559	16,268
5.00 - 5.99%	23,012	13,126
6.00 - 6.99%	487	233
Total	$43,019	$36,930

The following table sets forth the amount and maturities of time deposits at June 30, 2007.

	Amount Due						
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)						
2.00 - 2.99%	$ 26	$ -	$ -	$ -	$ -	$ 26	0.06%
3.00 - 3.99%	1,506	1,267	162	-	-	2,935	6.82
4.00 - 4.99%	9,793	1,986	2,243	1,952	585	16,559	38.49
5.00 - 5.99%	10,818	984	102	10,518	590	23,012	53.49
6.00 - 6.99%	135	247	105	-	-	487	1.13
Total	$22,278	$4,484	$2,612	$12,470	$1,175	$43,019	100.00%

The following table sets forth the deposit activity for the periods indicated.

	Year Ended June 30,	
	2007	2006
	(In thousands)	
Beginning balance	$97,095	$91,401
Increase (decrease) before interest credited	(2,249)	2,846
Interest credited	3,646	2,848
Net increase in deposits	1,397	5,694
Ending balance	$98,492	$97,095

Borrowings. We use advances from the Federal Home Loan Bank to supplement our supply of lendable funds or to meet deposit withdrawal requirements. The following tables present certain information regarding our advances with the Federal Home Loan Bank during the periods and at the dates indicated.

	For the Years Ended June 30,	
	2007	2006
	(Dollars in thousands)	
Maximum amount of advances outstanding at any month end	$16,000	$5,500
Average advances outstanding	14,321	5,458
Weighted average rate paid on advances	4.49%	4.09%

	At June 30,	
	2007	2006
	(Dollars in thousands)	
Balance outstanding at end of year	$13,500	$14,500
Weighted average rate on advances at end of year	4.95%	4.47%

Results of Operations for the Years Ended June 30, 2007 and 2006

Overview.

	2007	2006	% Change 2007/2006
	(Dollars in thousands)		
Net income	$91	$439	(79.3)%
Return on average assets	0.07%	0.34%	(79.4)
Return on average equity	0.68%	3.33%	(79.6)
Average equity to average assets	10.01%	10.24%	(2.3)
Dividend payout ratio	179%	– %	NA

Net income decreased $348,000, or 74.3%, for fiscal 2007 due primarily to an increase in non-interest and interest expense, offset by an increase in interest income.

Net Interest Income. Net interest income decreased $377,000, or 10.12%, to $3.3 million for fiscal 2007. The decrease in net interest income for fiscal 2007 was primarily attributable to an increase in the volume of interest-bearing liabilities and cost of funds, offset by a higher volume of interest-earning assets. Our net interest margin decreased from 3.09% for fiscal 2006 to 2.67% for fiscal 2007 and our interest rate spread decreased from 2.62% for fiscal 2006 to 2.16% for fiscal 2007.

Total interest income increased $454,000, or 6.3%, to $7.6 million for fiscal 2007, resulting from an increase in the volume of interest-earning assets. During fiscal 2007, average interest-earning assets increased by $4.8 million, or 4.0%, to $125.6 million, while the average yield increased 13 basis points to 6.08%. The composition of interest-earning assets consists of loans, securities and interest-bearing deposits. Interest on loans increased $406,000, or 6.1%, to $7.1 million for fiscal 2007 due to a $5.6 million, or 5.2%, increase in the average balance of loans, plus an increase in the yield from 6.16% to 6.21%. During fiscal 2006, we originated loans at increasing interest rates due to increased market interest rates. Interest on securities decreased 4.03% due to a decrease in the average balance of securities, offset by the increase in the average yield from 4.59% to 5.12%.

Total interest expense increased $831,000, or 24.0%, to $4.3 million for fiscal 2007 primarily due to increases in interest on deposits and the average balance of Federal Home Loan Bank advances. The average interest rate paid on deposits increased 67 basis points to 3.83%. The average balance of Federal Home Loan Bank advances increased from $13.7 million for fiscal 2006 to $14.3 million for fiscal 2007.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using daily average balances.

	Year Ended June 30,					
	2007			2006		
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Loans (1)	$ 113,720	$7,064	6.21%	$108,119	$6,658	6.16%
Securities taxable	7,048	361	5.12	7,559	347	4.59
Interest-bearing deposits	2,717	116	4.23	3,938	128	3.25
Federal Funds	2,127	97	4.56	1,185	51	4.30
Total interest-earning assets	125,612	7,638	6.08	120,801	7,184	5.95
Non-interest-earning assets	7,905			7,748		
Total assets	$133,517			$128,549		
Interest-bearing liabilities:						
Interest-bearing deposits:						
Passbook accounts	$ 6,107	62	1.02%	$ 7,148	88	1.23%
Statement savings	14,074	370	2.63	15,945	432	2.71
Money market accounts	27,989	1,138	4.07	30,623	983	3.21
NOW accounts	5,156	44	0.85	6,441	80	1.24
Certificates of deposit	41,778	2,032	4.86	29,873	1,265	4.24
Total interest-bearing deposits	95,104	3,646	3.83	90,030	2,848	3.16
FHLB advances	14,321	643	4.49	13,748	610	4.44
Total interest-bearing liabilities	109,425	4,289	3.92	103,778	3,458	3.33
Non-interest-bearing deposits	3,330			3,674		
Other non-interest-bearing liabilities	7,396			7,930		
Total liabilities	120,151			115,382		
Total stockholders' equity	13,366			13,167		
Total liabilities and stockholders' equity	$133,517			$128,549		
Net interest income		$3,349			$3,726	
Interest rate spread (2)			2.16%			2.62%
Net interest margin (3)			2.67%			3.09%
Interest-earning assets as a percentage of interest-bearing liabilities	114.79%			116.46%		

(1) Amount is net of deferred loan origination costs, undisbursed proceeds of loans in process, allowance for loan losses and includes non-accrual loans.

(2) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2007 Compared to 2006		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest income:			
Loans receivable	$347	$ 59	$ 406
Securities	(24)	38	14
Interest-earning deposits	(46)	34	(12)
Federal Funds	43	3	46
Total interest income	320	134	454
Interest expense:			
Deposit:			
Passbook accounts	(12)	(14)	(26)
Savings accounts	(49)	(13)	(62)
Money market accounts	(90)	245	155
NOW accounts	(14)	(22)	(36)
Certificates of deposit	559	208	767
Total deposits	394	404	798
Borrowings	33	-	33
Total interest expense	427	404	831
Net interest income	$(107)	$270	$(377)

Provision for Loan Losses.

The provision for loan losses decreased $85,000, from $90,000 for fiscal 2006 to $5,000 for fiscal 2007. This was a result of a decrease in non-accrual loans as well as declining levels of loan growth compared to 2006.

An analysis of the changes in the allowance for loan losses, non-performing loans and classified loans is presented under *"–Risk Management–Analysis of Non-Performing and Classified Assets"* and *"–Risk Management–Analysis and Determination of the Allowance for Loan Losses."*

Non-Interest Income. The following table shows the components of other income and the percentage changes from year to year.

	Year Ended June 30,		% Change
	2007	2006	2007/2006
	(Dollars in thousands)		
Service fees on deposits	$120	$116	3.5%
Service fees on loans	29	30	(3.3)
Income from investment in life insurance	89	76	17.1
Other income	50	65	(23.1)
Total	$288	$287	0.4

Service fees on deposits increased due to an increase in the fee structure. Service fees on loans decreased due to an increase in income from participation loans that we service. Income from investment in life insurance policy increased due to changes in market interest rates. Other income decreased due to decreases in construction loan inspection fees.

Non-Interest Expenses. The following table shows the components of non-interest expenses and the percentage changes from year to year.

	2007	2006	% Change
	(Dollars in thousands)		
Compensation and related expenses	$2,035	$1,875	8.5%
Occupancy	174	159	9.4
Data processing	288	288	0.0
Advertising	104	124	(16.1)
Professional fees	242	185	30.8
Equipment	142	129	10.1
Other	490	459	6.8
Total	$3,475	$3,219	8.0
Efficiency ratio (1)	95.6%	80.2%	

(1) Computed as non-interest expenses divided by the sum of net interest income and other income.

Compensation and related expenses increased due to increases in salaries, medical benefit expense and also due to stock-based compensation expense totaling $179,000 in 2007 compared to $132,000 in 2006. Advertising decreased as we decreased the advertising of our deposit products. Equipment expense increased due to increased depreciation costs and building maintenance. Other expense increased due to increased administrative costs for BV Financial. Professional fees increased due to the increased legal and accounting expenses required for a public company. Repossessed assets activity increased due to additional expenses to prepare several mobile homes for sale.

Income Taxes. The provision for income taxes decreased $199,000, or 75.1%, from $265,000 for fiscal year 2006 to $66,000 for fiscal year 2007 due primarily to the decrease in pre-tax income. The Company's effective tax rate was 42.04% for fiscal year 2007 compared to 37.64% for fiscal year 2006. The effective rate increased due to an increase in non-deductible stock based compensation expense.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we encounter are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family residential real estate loans, which typically have lower default rates than other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. We make initial contact with the borrower when the loan becomes 15 days past due. If payment is not received by the 35th day of delinquency, a letter from our President and Chief Executive Officer is sent. Typically, when the loan becomes 60 days past due, a letter is sent from our attorney notifying the borrower that we will commence foreclosure proceedings if the loan is not paid in full within 30 days. Generally, loan workout arrangements are made with the borrower at this time; however, if an arrangement cannot be structured before the loan becomes 90 days past due, we will commence foreclosure proceedings against any real property that secures the loan or attempt to repossess any personal property that secures a consumer loan. If a foreclosure action is instituted and the loan is not brought current, paid in full or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure.

Management informs the board of directors monthly of the amount of loans delinquent more than 30 days.

Analysis of Non-Performing and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be non-performing assets. When a loan becomes 90 days delinquent, the loan is placed on non-accrual status at which time the accrual of interest ceases and an allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a non-accrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at fair value, net of estimated selling costs, at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Non-performing assets totaled $260,000, or 0.2% of total assets, at June 30, 2007, which is an increase of $44,000, or 20.4%, from June 30, 2006. The increase in non-performing assets was primarily due to a troubled debt restructuring of $64,000. Non-accrual loans accounted for 58.46% of total non-performing assets at June 30, 2007.

The following table provides information with respect to our non-performing assets at the dates indicated.

	At June 30,	
	2007	2006
	(Dollars in thousands)	
Non-accruing loans:		
One-to four-family	$149	$165
Other consumer	3	–
Total	152	165
Accruing loans past due 90 days or more	–	–
Troubled debt restructuring (1)	64	–
Foreclosed real estate	–	–
Other repossessed assets	44	51
Total non-performing assets	$260	$216
Total non-performing loans to total loans	0.13%	0.15%
Total non-performing loans to total assets	0.11	0.12
Total non-performing assets to total assets	0.15	0.16

(1) As defined in Statement of Financial Accounting Standards No. 15.

Other than disclosed in the above table, there are no other loans at June 30, 2007 that management has serious doubts about the ability of the borrowers to comply with the present repayment terms.

Interest income that would have been recorded for the year ended June 30, 2007 had nonaccruing loans been current according to their original terms amounted to $13,000. The amount of interest related to these loans included in interest income was $8,000 for the year ended June 30, 2007.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets that do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful, we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified as loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At June 30,	
	2007	2006
	(In thousands)	
Special mention assets	$425	$ 60
Substandard assets	64	162
Doubtful assets	–	–
Loss assets	–	–
Total classified assets	$489	$222

There is one residential loan at June 30, 2007 with a principal balance of $63,677 that is classified as substandard and is considered non-performing. There were no classified assets at June 30, 2006 that were considered non-performing.

Classified assets exceeded total non-performing assets at June 30, 2007 due to an increase in special mention assets. The special mention assets classification includes consumer loans that are more than 30 days but less than 90 days past due.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At June 30,							
	2007				2006			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)							
One- to four-family loans	1	$1	6	$148	–	$–	4	$165
Multi-family and commercial real estate loans	–	–	–	–	–	–	–	–
Mobile home	–	–	–	–	–	–	–	–
Other consumer	–	–	1	3	–	–	–	–
Total	1	$1	7	$151	–	$–	4	$165

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of three key elements: (1) specific allowances for identified problem loans; (2) a general valuation allowance on certain identified problem loans; and (3) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowance Required for Identified Problem Loans. We establish an allowance on certain identified problem loans based on such factors as: (1) the strength of the customer's personal or business cash flows; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; and (7) the borrower's effort to cure the delinquency.

General Valuation Allowance on Certain Identified Problem Loans. We also establish a general allowance for classified loans that do not have an individual allowance. We segregate these loans by loan category and assign allowance percentages to each category based on inherent losses associated with each type of lending and consideration that these loans, in the aggregate, represent an above-average credit risk and that more of these loans will prove to be uncollectible compared to loans in the general portfolio.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish another general allowance for loans that are not classified to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages based on our historical loss experience, delinquency trends and management's evaluation of the collectibility of the loan portfolio. The allowance may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary market area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are re-evaluated quarterly to ensure their relevance in the current real estate environment.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At June 30, 2007, our allowance for loan losses represented 0.35% of total loans and 264.47% of non-performing loans. The allowance for loan losses decreased to $402,000 at June 30, 2007 from $410,000 at June 30, 2006, due to charge-offs of $13,000 offset by a provision for loan losses of $5,000. The provision reflects a decrease in non-accrual loans as well as declining levels of loan growth compared to 2006. There was no change in the loss factors used to calculate the allowance from June 30, 2006 to June 30, 2007.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,					
	2007			2006		
	Amount	% of Allowance to Total Allowance	% of Loans in Each Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Each Category to Total Loans
	(Dollars in thousands)					
One- to four-family	$172	42.79%	71.75%	$209	50.97%	72.66%
Multi-family and Commercial	57	14.18	9.48	51	12.44	8.80
Construction	54	13.43	8.90	53	12.93	9.04
Mobile home	110	27.36	9.11	94	22.93	8.98
Other consumer	8	1.99	0.67	3	0.73	0.52
Commercial	1	0.25	0.09	–	–	–
Total allowance for loan losses	$402	100.00%	100.00%	$410	100.00%	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

	Year Ended June 30,	
	2007	2006
	(Dollars in thousands)	
Allowance for loan losses, at beginning of year	$ 410	$ 349
Provision for loan losses	5	90
Charge-offs:		
Mobile home	–	16
Other consumer	13	25
Total charge-offs	13	41
Recoveries:		
Real estate	–	10
Mobile home	–	–
Other consumer	–	2
Total recoveries	–	12
Net charge-offs	13	29
Allowance for loan losses, end of period	$ 402	$ 410
Allowance to non-performing loans	264.47%	248.48%
Allowance to total loans outstanding at end of period	0.35%	0.36%
Net charge-offs to average loans outstanding during the period	0.01%	0.03%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Also, we attempt to manage our interest rate risk through: an investment in a mutual fund that invests in adjustable-rate mortgage loans; an increased focus on multi-family and commercial real estate lending, which emphasizes the origination of shorter-term adjustable-rate loans; and efforts to originate fixed-rate mortgage loans with maturities of fifteen years or less. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Our board of directors serves as our Asset/Liability Committee to communicate, coordinate and control all aspects involving asset/liability management. The committee monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Net Portfolio Value Simulation Analysis. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 and 200 basis point decrease in market interest rates. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at June 30, 2007 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
300	$ 8,611	$(6,951)	(45)%	6.80%	(462)bp
200	11,097	(4,465)	(29)	8.54	(288)
100	13,403	(2,160)	(14)	10.06	(136)
Static	15,562	—	—	11.42	–
(100)	17,383	1,821	12	12.50	108
(200)	18,146	2,583	17	12.88	146

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits, federal funds sold and short- and intermediate-term U.S. Treasury and federal agency securities.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At June 30, 2007, cash and cash equivalents totaled $5.6 million, including interest-bearing deposits of $199,000. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $3.3 million at June 30, 2007. In addition, at June 30, 2007, we had the ability to borrow an additional $26.5 million from the Federal Home Loan Bank of Atlanta. On that date, we had $13.5 million outstanding.

At June 30, 2007, we had $2.4 million in loan commitments outstanding. In addition to commitments to originate loans, we had $1.3 million in unused lines of credit and $4.1 million in undisbursed construction loans in process. Certificates of deposit due within one year of June 30, 2007 totaled $22.3 million, or 22.6% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before June 30, 2008. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposits. Occasionally, we offer promotional rates to attract certain deposit products.

The following table presents our primary investing and financing activities during the periods indicated.

	Year Ended June 30,	
	2007	2006
	(In thousands)	
Investing activities:		
Loan originations	$17,558	$39,635
Loan and participation purchases	2,797	3,741
Securities purchases	140	107
Loan participation sales	–	(1,209)
Financing activities:		
Increase in deposits	$1,397	$5,694
FHLB borrowings net	(1,000)	9,500

Capital Management. We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2007, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements"* and *"Regulatory Capital Compliance"* and note 11 of the notes to the consolidated financial statements.

We also will manage our capital for maximum shareholder benefit. We may use capital management tools such as cash dividends and share repurchases.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. A presentation of our outstanding loan commitments and unused lines of credit at June 30, 2007 and their effect on our liquidity is presented at note 3 of the notes to the consolidated financial statements included in this prospectus and under *"—Risk Management—Liquidity Management."*

For the year ended June 30, 2007, we did not engage in any off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"). SFAS No. 155 amends FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is required to adopt the provisions of SFAS No. 155, as applicable, beginning July 1, 2007. The Company has evaluated SFAS No. 155 and determined that it will have no impact on the Company's financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, which for the Company will be July 1, 2007. The Company does not believe that the adoption of SFAS 156 will have an impact on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company has analyzed FIN 48 and determined that upon adoption, it will have no impact on its financial statements.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The company is in the process of evaluating FASB Statement No. 157.

In September 2006, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements" ("EITF 06-4"). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policy holder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS No. 106 or Accounting Principles Board (APB) Opinion No. 12, as appropriate. For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. Implementation is required in fiscal years beginning after December 15, 2007, with early adoption permitted. The Company is evaluating the impact that the adoption of EITF 06-4 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company July 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report on Form 10-KSB have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7. FINANCIAL STATEMENTS

Information required by this item is included herein beginning on page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Directors

For information concerning the directors of the Company, the information contained under the section captioned *"Proposal 1 – Election of Directors"* in BV Financial's Proxy Statement for the 2007 Annual Meeting of Stockholders is incorporated by reference.

Executive Officers

The Board of Directors annually elects the executive officers of BV Financial, Bay-Vanguard, M.H.C. and Bay-Vanguard Federal Savings Bank, who serve at the Board's discretion. Our executive officers are:

Name	Position
Edmund T. Leonard	Chairman and Chief Financial Officer of BV Financial, Bay-Vanguard, M.H.C. and Bay-Vanguard Federal Savings Bank
Carolyn M. Mroz	President and Chief Executive Officer of BV Financial, Bay-Vanguard, M.H.C. and Bay-Vanguard Federal Savings Bank
Daniel J. Gallagher, Jr.	Senior Vice President of Bay-Vanguard Federal Savings Bank
Jeffrey S. Collier	Senior Vice President of Bay-Vanguard Federal Savings Bank
Michele J. Kelly	Senior Vice President of Bay-Vanguard Federal Savings Bank

Below is information regarding our executive officers who are not also directors. Unless otherwise stated, the individual has held their current occupation for the last five years. The age indicated is as of June 30, 2007.

Michele J. Kelly is a senior vice president of Bay-Vanguard Federal Savings Bank. Ms. Kelly was vice president of Vanguard Federal Savings and Loan Association prior to its merger with Bay Federal Savings and Loan Association in April 1996. Age 60.

Jeffrey S. Collier is senior vice president of Bay-Vanguard Federal Savings Bank. Mr. Collier joined Bay-Vanguard Federal Savings Bank in February 2006. Mr. Collier was vice president of lending for seven years at Harford Bank prior to his employment by Bay-Vanguard Federal Savings Bank. Age 45.

Compliance with Section 16(a) of the Exchange Act

Reference is made to the cover page of this report and to the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement for information regarding compliance with Section 16(a) of the Exchange Act.

Disclosure of Code of Ethics and Business Conduct

For information concerning the Company's code of ethics, the information contained under the section captioned *"Corporate Governance–Code of Ethics and Business Conduct"* in the Proxy Statement is incorporated by reference. A copy of the code of ethics is available, without charge, upon written request to Robert R. Kern, Jr., Corporate Secretary, BV Financial, Inc., 7114 North Point Road, Baltimore, Maryland 21219.

Corporate Governance

For information regarding the audit committee and its composition and the audit committee financial expert, the section captioned *"Corporate Governance - Committees of the Board of Directors of BV Financial, Inc. - Audit Committee"* in the Company's Proxy Statement is incorporated by reference.

ITEM 10. EXECUTIVE COMPENSATION

The information contained under the sections captioned *"Executive Compensation"* and *"Corporate Governance—Directors' Compensation"* in the Proxy Statement is incorporated herein by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) Changes in Control

Management of BV Financial knows of no arrangements, including any pledge by any person of securities of BV Financial, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

The following table provides information as of June 30, 2007 for compensation plans under which equity securities may be issued.

Plan category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	111,456	$8.94	18,149
Equity compensation plans not approved by security holders	–	–	–
Total	111,456	$8.94	18,149

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the section captioned *"Transactions with Management"* in the Proxy Statement.

Corporate Governance

For information regarding director independence, the section captioned *"Proposal 1 - Election of Directors"* in the Company's Proxy Statement is incorporated by reference.

ITEM 13. EXHIBITS

3.1 Charter of BV Financial, Inc.[1]
3.2 Bylaws of BV Financial, Inc.[1]
4.0 Specimen Stock Certificate of BV Financial, Inc.[1]
10.1 Employment Agreement between Bay-Vanguard Federal Savings Bank and Edmund T. Leonard [2]
10.2 Employment Agreement between BV Financial, Inc. and Edmund T. Leonard [2]
10.3 Employment Agreement between Bay-Vanguard Federal Savings Bank and Carolyn M. Mroz [2]
10.4 Employment Agreement between BV Financial, Inc. and Carolyn M. Mroz [2]
10.5 Employment Agreement between Bay-Vanguard Federal Savings Bank and Daniel J. Gallagher, Jr. [2]
10.6 Form of Bay-Vanguard Federal Savings Bank Employee Stock Ownership Plan and Trust [1]
10.7 Form of ESOP Loan Commitment Letter and ESOP Loan Documents [1]
10.8 Form of Bay-Vanguard Federal Savings Bank Change in Control Severance Compensation Plan [1]
10.9 Bay-Vanguard Federal Savings Bank Employees' Savings and Profit-Sharing Plan [1]
10.10 Form of Bay-Vanguard Federal Savings Bank Executive Supplemental Retirement Plan [1]
10.11 Form of Bay-Vanguard Federal Savings Bank Supplemental Executive Retirement Plan [1]
10.12 Form of Bay-Vanguard Federal Savings Bank Directors' Supplemental Retirement Plan [1]
10.13 BV Financial, Inc. 2005 Equity Incentive Plan [3]
21.0 Subsidiaries of the Registrant
23.0 Consent of Beard Miller Company LLP
31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0 Section 1350 Certification

---

(1) Incorporated herein by reference from the Exhibits to Form SB-2, Registration Statement and amendments thereto, initially filed on September 17, 2004, Registration No. 333-119083.
(2) Incorporated herein by reference from the Exhibits to the Quarterly Report on Form 10-QSB, filed on May 13, 2005.
(3) Incorporated herein by reference from Appendix C of the Proxy Statement for the 2005 Annual Meeting of Stockholders, filed on October 4, 2005.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section captioned *"Proposal 2–Ratification of Independent Auditors"* in the Proxy Statement.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BV Financial, Inc.

Date: September 19, 2007

By: /s/ Carolyn M. Mroz
Carolyn M. Mroz
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Carolyn M. Mroz Carolyn M. Mroz	President, Chief Executive Officer and Director (principal executive officer)	September 19, 2007
/s/ Edmund T. Leonard Edmund T. Leonard	Chairman and Chief Financial Officer (principal accounting and financial officer)	September 19, 2007
/s/ Michael J. Birmingham III Michael J. Birmingham III	Director	September 19, 2007
/s/ Frank W. Dingle Frank W. Dingle	Director	September 19, 2007
/s/ Daniel J. Gallagher, Jr. Daniel J. Gallagher, Jr.	Director	September 19, 2007
/s/ Robert R. Kern, Jr. Robert R. Kern, Jr.	Director	September 19, 2007
/s/ Brian K. McHale Brian K. McHale	Director	September 19, 2007

/s/ Anthony J. Narutowicz Anthony J. Narutowicz	Director	September 19, 2007
/s/ Jerry S. Sopher Jerry S. Sopher	Director	September 19, 2007
/s/ Catherine M. Staszak Catherine M. Staszak	Director	September 19, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]


bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
BV Financial, Inc.
Baltimore, Maryland

We have audited the consolidated statements of financial condition of BV Financial, Inc. and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BV Financial, Inc. and subsidiaries as of June 30, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
September 11, 2007

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	June 30,	
	2007	2006
	(Dollars In Thousands Except Per Share Amounts)	
ASSETS		
Cash	$ 1,547	$ 1,359
Interest bearing deposits in other banks	199	6,363
Federal funds sold	3,810	1,357
Cash and Cash Equivalents	5,556	9,079
Securities available for sale	3,300	4,228
Securities held to maturity	2,656	3,233
Loans receivable, net of allowance for loan losses 2007 $402; 2006 $410	116,051	113,026
Premises and equipment, net	2,404	2,485
Federal Home Loan Bank of Atlanta stock, at cost	848	939
Investment in life insurance	1,978	1,889
Accrued interest receivable	538	494
Other assets	679	610
Total Assets	$134,010	$135,983
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Non-interest bearing deposits	$ 3,571	$ 3,887
Interest bearing deposits	94,921	93,208
Total Deposits	98,492	97,095
Federal Home Loan Bank advances	13,500	14,500
Official checks	1,779	3,922
Advance payments by borrowers for taxes and insurance	1,139	1,145
Other liabilities	882	741
Total Liabilities	115,792	117,403
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock, $0.01 par value; 9,000,000 shares authorized; 2,645,000 shares issued; 2,541,859 and 2,593,158 shares outstanding as of June 30, 2007 and June 30, 2006, respectively	26	26
Paid-in capital	11,083	10,994
Unearned employee stock ownership plan shares	(825)	(894)
Treasury stock, at cost; 103,141 shares and 51,842 shares as of June 30, 2007 and June 30, 2006, respectively	(878)	(418)
Retained earnings	8,866	8,938
Accumulated other comprehensive loss	(54)	(66)
Total Stockholders' Equity	18,218	18,580
Total Liabilities and Stockholders' Equity	$134,010	$135,983

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended June 30,	
	2007	2006
	(In Thousands Except Per Share Amounts)	
INTEREST INCOME		
Loans, including fees	$7,064	$6,658
Investment securities - taxable	361	347
Other	213	179
Total Interest Income	7,638	7,184
INTEREST EXPENSE		
Deposits	3,646	2,848
Federal Home Loan Bank Advances	643	610
Total Interest Expense	4,289	3,458
Net Interest Income	3,349	3,726
PROVISION FOR LOAN LOSSES	5	90
Net Interest Income after Provision for Loan Losses	3,344	3,636
NON-INTEREST INCOME		
Service fees on deposits	120	116
Service fees on loans	29	30
Income from investment in life insurance	89	76
Other income	50	65
Total Non-Interest Income	288	287
NON-INTEREST EXPENSES		
Compensation and related expenses	2,035	1,875
Occupancy	174	159
Data processing	288	288
Advertising	104	124
Professional fees	242	185
Equipment	142	129
Other	490	459
Total Non-Interest Expenses	3,475	3,219
Income before Income Taxes	157	704
PROVISION FOR INCOME TAXES	66	265
Net Income	$ 91	$ 439
Basic Earnings Per Share	$ 0.04	$ 0.17
Diluted Earnings Per Share	$ 0.04	$ 0.17
Dividends Declared Per Share	$0.15	$0.00

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended June 30, 2007 and 2006

	Common Stock	Paid-In Capital	Unearned Employee Stock Ownership Plan Shares	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total
				(Dollars in Thousands)			
BALANCE - JUNE 30, 2005	$26	$10,923	$(963)	$–	$8,499	$(37)	$18,448
Comprehensive income:							
Net income	–	–	–	–	439	–	439
Unrealized holding losses (net of tax of $18)	–	–	–	–	–	(29)	(29)
Total Comprehensive Income	–	–	–	–	–	–	410
Purchase of treasury stock (51,842 shares)	–	–	–	(471)	–	–	(471)
Compensation expense under Employee Stock Ownership Plan	–	(8)	69	–	–	–	61
Compensation expense under stock-based compensation plan	–	79	–	53	–	–	132
BALANCE - JUNE 30, 2006	26	10,994	(894)	(418)	8,938	(66)	18,580
Comprehensive income:							
Net income	–	–	–	–	91	–	91
Unrealized holding gains (net of tax of $7)	–	–	–	–	–	12	12
Total Comprehensive Income	–	–	–	–	–	–	103
Compensation expense under stock-based compensation plan	–	98	–	81	–	–	179
Compensation expense under Employee Stock Ownership Plan	–	(9)	69	–	–		60
Cash dividend paid	–	–	–	–	(163)	–	(163)
Purchase of treasury stock (60,213 shares)	–	–	–	(541)	–	–	(541)
BALANCE - JUNE 30, 2007	$26	$11,083	$(825)	$(878)	$8,866	$(54)	$18,218

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,	
	2007	2006
	(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 91	$ 439
Adjustments to reconcile net income to net cash provided by operating activities:		
Net amortization of discounts and premiums	5	10
Provision for loan losses	5	90
Amortization of deferred loan fees/costs	72	118
Provision for depreciation	151	144
Increase in cash surrender value of life insurance	(89)	(76)
Stock-based compensation expense	239	193
Increase in other assets	(106)	(221)
Increase (decrease) in other liabilities	141	(145)
Net Cash Provided by Operating Activities	509	552
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities available for sale	(140)	(107)
Proceeds from maturity of securities available for sale	1,000	–
Proceeds from maturity of securities held to maturity	500	–
Principal collected on mortgage backed securities	158	281
Net increase in loans	(318)	(13,467)
Purchase of loans	(2,797)	(3,741)
Purchase of premises and equipment	(70)	(60)
Purchase of Federal Home Loan Bank stock	–	(442)
Proceeds from the sale of Federal Home Loan Bank stock	91	–
Net Cash Used in Investing Activities	(1,576)	(17,536)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in official checks	(2,143)	2,939
Net increase in deposits	1,397	5,694
Increase (decrease) in advance payments by borrowers for taxes and insurance	(6)	65
Advances from Federal Home Loan Bank	7,000	14,000
Repayment of advances from Federal Home Loan Bank	(8,000)	(4,500)
Purchase of stock for treasury and equity incentive plan	(541)	(471)
Cash dividend paid	(163)	–
Net Cash (Used by) Provided by Financing Activities	(2,456)	17,727
Net Increase (Decrease) in Cash and Cash Equivalents	(3,523)	743
CASH AND CASH EQUIVALENTS - BEGINNING	9,079	8,336
CASH AND CASH EQUIVALENTS - ENDING	$5,556	$ 9,079
SUPPLEMENTARY CASH FLOWS INFORMATION		
Interest paid	$4,287	$ 3,461
Income taxes paid	$ 130	$ 616
Net loans transferred to foreclosed real estate/repossessed assets	$ 7	$ 25

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Business

BV Financial, Inc. (the "Company") was organized as a federally chartered corporation at the direction of Bay-Vanguard Federal Savings Bank (the "Bank" or "Bay-Vanguard Federal") in January 2005 to become the mid-tier stock holding company for Bay-Vanguard Federal upon the completion of its reorganization into the mutual holding company form of organization. Pursuant to the Plan of Reorganization, the Bank converted to stock form with all of its stock owned by the Company and organized Bay-Vanguard, M.H.C. as a federally chartered mutual holding company that owns 55% of the common stock of the Company. As part of the reorganization, the Company sold 1,190,250 shares of its common stock at a price of $10.00 per share to members of the Bank in a subscription offering raising approximately $11.0 million in net proceeds.

Bay-Vanguard Federal is headquartered in Baltimore, Maryland and is a community-oriented financial institution offering traditional financial services to its local communities. The Bank is engaged primarily in the business of attracting deposits from the general public using such funds to originate one-to four-family real estate, mobile home, construction, multi-family, commercial real estate and consumer loans.

The Bank's savings accounts are insured up to the applicable legal limits by the Federal Deposit Insurance Corporation's Deposit Insurance Fund. Bay-Vanguard Federal is a member of the Federal Home Loan Bank System.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiary, Housing Recovery Corporation ("HRC"). HRC's primary business is holding real estate and other assets acquired by the Bank through foreclosure or repossession. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation and Significant Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within the Baltimore Metropolitan Area. The Company does not have any significant concentrations to any one industry or customer.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Securities

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires investments in securities to be classified in one of three categories: held to maturity, trading or available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost (including amortization of premium or accretion of discount). As the Company does not engage in security trading, the balance of its debt securities and any equity securities are classified as available for sale. Net unrealized gains and losses for such securities are required to be recognized as increases or decreases in other comprehensive income or loss, net of taxes, and excluded from the determination of net income. Realized gains and losses on sales of securities are determined using the specific identification method and are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal law requires a member institution of the Federal Home Loan Bank System to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This restricted stock is carried at cost.

Premises and Equipment

Land is stated at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed based on the straight-line method over the useful lives of the respective assets. Expenditures for improvements are capitalized while costs for maintenance and repairs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Foreclosed Real Estate

Foreclosed real estate is composed of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and is included in other assets. Foreclosed assets initially are recorded at fair value, net of estimated selling costs, at the date of foreclosure, establishing a new cost basis. If the fair value is less than the related loan balance at the time of acquisition, a charge against the allowance for loan losses is recorded. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in foreclosed real estate expense.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Deferred Income Taxes

Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less undisbursed portion of loans in process, deferred loan origination fees and costs and the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment to the yield (interest income) of the related loans. The Company is amortizing these amounts over the contractual life of the loan using the interest method.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. Cash payments on impaired loans are recorded in the same manner as payments on non-accrual loans.

Purchased Mortgage Loans

The Company records its investment in purchased loans at cost. The related premium or discount is recognized over the contractual life of the purchased loan and is included as part of interest income. Principal is reduced as payments are received.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level to provide for losses that are probable and can be reasonably estimated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (Continued)

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered past due or delinquent when a contractual payment is not paid in the month that it is due. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for multi-family, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer, mobile home, and residential real estate loans for impairment disclosures, unless they are subject to a restructuring agreement.

Statement of Cash Flows

Cash and cash equivalents in the statements of cash flows include cash, interest-bearing deposits in other banks with an original maturity of 90 days or less and federal funds sold.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit. Such financial instruments are recorded when they are funded.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the stockholders' equity section of the statement of financial condition, such items, along with net income, are components of comprehensive income.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the appropriate period. Unearned shares under the Bay-Vanguard Federal Savings Bank Employee Stock Ownership Plan ("ESOP") are not included in outstanding shares. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding as adjusted for the dilutive effect of stock options and unvested stock awards based on the "treasury stock" method. As of June 30, 2007 and 2006, the Company had 29,733 and 38,648 shares of unvested restricted stock, respectively, and 111,456 shares and 111,456 shares of unexercised stock options, respectively, none of which were dilutive. Information related to the calculation of earnings per share is summarized for the years ended June 30, 2007 and June 30, 2006, as follows:

	Years Ended			
	June 30, 2007		June 30, 2006	
	Basic	Diluted	Basic	Diluted
	In Thousands, Except Per Share Data			
Net income	$ 91	$ 91	$ 439	$ 439
Weighted average common shares outstanding	2,493	2,493	2,527	2,527
Diluted securities:				
Restricted stock	–	–	–	–
Stock options	–	–	–	–
Adjusted weighted average shares	2,493	2,493	2,527	2,527
Per share amount	$0.04	$0.04	$0.17	$0.17

Stock Based Compensation

The Company accounts for stock based compensation in accordance with SFAS 123(R). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the required service period in the statement of income at fair value.

Employee Stock Ownership Plan

The Company accounts for the ESOP in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated statement of financial condition as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on unallocated ESOP shares are reflected as a reduction of debt.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation. Such reclassifications had no effect on net income.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"). SFAS No. 155 amends FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is required to adopt the provisions of SFAS No. 155, as applicable, beginning July 1, 2007. The Company has evaluated SFAS No. 155 and determined that it will have no impact on the Company's financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, which for the Company will be July 1, 2007. The Company does not believe that the adoption of SFAS 156 will have an impact on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company has analyzed FIN 48 and determined that upon adoption, it will have no impact on its financial statements.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The company is in the process of evaluating FASB Statement No. 157.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In September 2006, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements" ("EITF 06-4"). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policy holder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS No. 106 or Accounting Principles Board (APB) Opinion No. 12, as appropriate. For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. Implementation is required in fiscal years beginning after December 15, 2007, with early adoption permitted. The Company is evaluating the impact that the adoption of EITF 06-4 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company July 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

NOTE 2 - SECURITIES

Securities at June 30, 2007 and 2006 consisted of the following:

	June 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Available for Sale				
Marketable equity securities	$2,945	$ –	$86	$2,859
Mortgage-backed securities	443	–	2	441
	$3,388	$ –	$88	$3,300

	June 30, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Available for Sale				
Marketable equity securities	$2,805	$ –	$ 80	$2,725
U.S. Government and federal agencies securities	1,005	–	22	983
Mortgage-backed securities	525	–	5	520
	$4,335	$ –	$107	$4,228

NOTE 2 - SECURITIES (CONTINUED)

	June 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Held to Maturity				
U.S. Government and federal agencies securities	$2,500	$ –	$57	$2,443
Mortgage-backed securities	156	2	–	158
	$2,656	$ 2	$57	$2,601

	June 30, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Held to Maturity				
U.S. Government and federal agencies securities	$3,002	$ –	$122	$2,880
Mortgage-backed securities	231	3	–	234
	$3,233	$ 3	$122	$3,114

No securities were sold during the years ended June 30, 2007 or 2006.

NOTE 2 - SECURITIES (CONTINUED)

The amortized cost and fair value of securities as of June 30, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ -	$ -	$ 500	$ 498
Due after one year through five years	-	-	1,000	974
Due after five years through ten years	-	-	1,000	971
Mortgage-backed securities	443	441	156	158
Marketable equity securities	2,945	2,859	-	-
	$3,388	$3,300	$2,656	$2,601

All mortgage-backed securities are Freddie Mac, Fannie Mae or Ginnie Mae backed securities.

Below is a schedule of securities with unrealized losses as of June 30, 2007 and 2006. Unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and, as to mortgage-backed securities, actual and estimated prepayment speeds. These unrealized losses are considered temporary as they reflect fair values on June 30, 2007 and 2006 and are subject to change daily as interest rates fluctuate.

The Company has the ability and intent to hold the securities until the earlier of recovery or maturity. At June 30, 2007 the Company's equity securities have unrealized depreciation of 2.92% from the Company's cost basis. No credit risk issues have been identified that cause management to believe the declines in fair value are other than temporary. In analyzing the issuer's financial condition, management considers industry analysts' reports, financial performance, and projected target prices of investment analysts.

	At June 30, 2007			
	Continuous Unrealized Losses for More Than 12 Months		Continuous Unrealized Losses for Less Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)			
U.S. Government and federal agencies securities:				
HTM – three securities	$2,443	$57	$ -	$ -
Mortgage-backed securities AFS – two securities	375	2	-	-
Marketable equity securities - one security	2,859	86	-	-
	$5,677	$145	$ -	$ -

NOTE 2 - SECURITIES (CONTINUED)

	At June 30, 2006			
	Continuous Unrealized Losses for More Than 12 Months		Continuous Unrealized Losses for Less Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)			
U.S. Government and federal agencies securities:				
HTM – four securities	$2,880	$122	$ –	$ –
AFS – one security	983	22	–	–
Marketable equity securities - one security	2,725	80	–	–
Mortgage-backed securities – two securities	–	–	419	5
	$6,588	$224	$419	$5

NOTE 3 - LOANS RECEIVABLE

Loans receivable at June 30, 2007 and 2006 consisted of the following:

	2007	2006
	(In Thousands)	
Real estate loans:		
Secured by one-to-four family residences	$ 86,485	$ 85,211
Secured by other properties	11,421	10,322
Construction loans	10,729	10,605
Mobile home loans	10,981	10,535
Consumer loans	226	296
Share loans	586	319
Commercial loans	108	–
	120,536	117,288
Loans in process	(4,107)	(3,873)
Deferred loan origination costs, net	24	21
Allowance for loan losses	(402)	(410)
Total loans receivable - net	$116,051	$113,026

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multi-family, commercial real estate and construction loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

NOTE 3 - LOANS RECEIVABLE (CONTINUED)

Substantially all of the Bank's loans receivable are mortgage loans secured by residential, multi-family and commercial real estate properties located in the Baltimore Metropolitan area. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and usually requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In some instances, the Bank will lend up to 90% of the appraised value of a property through a combination of first and second mortgages without requiring private mortgage insurance. The Bank originates and purchases mobile home loans to owner occupied borrowers up to a maximum of 90% of the value of the mobile home. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

The following is a summary of the allowance for loan losses for the years ended June 30, 2007 and 2006:

	2007	2006
	(In Thousands)	
Balance at beginning of the year	$410	$349
Provision for loan losses	5	90
Loans charged-off	(13)	(41)
Recovery of loans charged-off	-	12
Balance at end of year	$402	$410

The Bank had no impaired loans as defined by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," at June 30, 2007 and 2006.

Non-accrual loans that are not subject to SFAS No. 114 totaled approximately $152,000 and $165,000 at June 30, 2007 and 2006, respectively. The Bank did not have any loan balances past due 90 days or more and still accruing interest at June 30, 2007 or 2006.

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are limited to commitments to originate loans and unused lines of credit and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position.

The Bank's exposure to credit loss from non-performance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTE 3 - LOANS RECEIVABLE (CONTINUED)

The Bank generally requires collateral or other security to support financial instruments with off-balance-sheet credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount at June 30,	
	2007	2006
	(In Thousands)	
Loan commitments	$2,409	$4,928
Unused lines of credit	2,080	851

Mortgage loan commitments of $1.4 million not reflected in the accompanying consolidated financial statements at June 30, 2007 are for fixed rate mortgages from 7.00% to 7.75%. There were consumer loan commitments of $1.0 million at June 30, 2007 at rates from 9.00% to 12.75%. Mortgage loan commitments of $4.3 million not reflected in the accompanying consolidated financial statements at June 30, 2006 are for fixed rate mortgages from 5.25% to 7.13%. There were consumer loan commitments of $641,000 at June 30, 2006 at rates from 8.45% to 11.85%. Loan commitments expire 60 days from the date of the commitment.

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment at June 30, 2007 and 2006 are summarized by major classification as follows:

	2007	2006	Useful Life in Years
	(In Thousands)		
Land	$1,083	$1,083	–
Building	1,302	1,290	15 – 40
Leasehold improvements	283	283	5 – 25
Furniture, fixtures, and equipment	775	717	3 – 10
	3,443	3,373	
Accumulated depreciation	(1,039)	(888)	
	$2,404	$2,485	

Depreciation expense for the years ended June 30, 2007 and 2006 was $151,000 and $144,000, respectively.

NOTE 5 - INVESTMENT IN FEDERAL HOME LOAN BANK OF ATLANTA STOCK

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (the "FHLB") in an amount equal to at least 0.20% of the Bank's total assets plus 4.50% of its outstanding advances from the FHLB. Purchases and sales of stock are made directly with the FHLB at par value.

NOTE 6 - DEPOSITS

Deposits are composed of the following:

	June 30,	
	2007	2006
	(In Thousands)	
Non-interest bearing accounts	$ 3,571	$ 3,887
NOW and money market accounts	32,978	33,706
Savings accounts	18,924	22,572
Certificates of deposit	43,019	36,930
	$98,492	$97,095

Interest expense on deposits for the years ended June 30, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)	
NOW and money market accounts	$1,182	$1,063
Savings accounts	432	520
Certificates of deposit	2,032	1,265
	$3,646	$2,848

At June 30, 2007 and 2006, the Bank had outstanding $15.6 million and $10.9 million in certificates of deposit in excess of $100,000, respectively. Deposits in excess of $100,000 may not be insured by the FDIC. At June 30, 2007 and 2006, the Bank had no certificates of deposit in excess of $250,000 outstanding. IRA deposits in excess of $250,000 may not be insured by the FDIC.

At June 30, 2007, scheduled maturities of certificates of deposit are as follows (in thousands):

Year ending June 30:	
2008	$22,278
2009	4,484
2010	2,612
2011	12,470
2012	1,175
	$43,019

NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES

At June 30, 2007 and 2006, the Bank has an agreement under a blanket floating lien with the FHLB providing the Bank a line of credit of $40.0 million. At June 30, 2007, the Bank had outstanding advances of $13.5 million at a weighted rate of 4.95%. At June 30, 2006, the Bank had outstanding advances of $14.5 million at a rate of 4.47%. The Bank is required to maintain as collateral for its FHLB advances qualified mortgage loans in an amount equal to 125% of the outstanding advances.

At June 30, 2007, scheduled maturities of outstanding advances are as follows (in thousands):

Year ending June 30:	
2008	$ 6,000
2009	1,000
2010	1,000
2011	5,500
Total	$13,500

NOTE 8 – PROFIT SHARING AND DEFERRED COMPENSATION AGREEMENTS

The Bank has a profit-sharing plan and a 401(k) plan for all eligible employees. Contributions to the plans are discretionary by the Board of Directors. Expenses for the years ended June 30, 2007 and June 30, 2006 were $24,000 and $30,000 for the profit-sharing plan and $22,000 and $19,000 for the 401(k) plan, respectively.

The Company has a deferred compensation agreement with two of its executive officers. Under each executive officer's agreement, the deferred compensation will be paid from the proceeds in excess of cash value of life insurance policies. The cost of the insurance is charged to operations as incurred. The amount of an executive officer's benefit is determined pursuant to the accrual of two accounts: (i) a pre-retirement account and (ii) an index retirement benefit account. The pre-retirement account is a liability reserve account of the Bank and, prior to the executive officer's termination of service or retirement is increased or decreased each calendar year by the aggregate annual after-tax income from specified life insurance policies purchased or deemed purchased by the Bank reduced by an "opportunity cost," which is calculated by taking into account the Bank's after-tax cost of funds. The index retirement benefit account for any calendar year is equal to the excess of the annual earnings (if any) of the insurance policies for that year over the "opportunity cost" for that year.

The directors entered into a supplemental retirement plan. The directors are 100% vested in a pre-retirement account at the effective date of the plan. The balance at the effective date of the plan was $10,000 for each director. The index retirement benefit for each director each year is equal to the excess of the index over the cost of funds divided by a factor equal to 1.20 minus the marginal tax rate. The index is the aggregate annual after-tax income from life insurance contracts. At retirement, the directors are entitled to the balance of the pre-retirement account in 120 monthly installments.

The accrued liabilities for the aforementioned plans were $573,000 and $443,000 for the executive plans and $165,000 and $145,000 for the directors' plans at June 30, 2007 and 2006, respectively. The Company recognized compensation expense related to these plans in the amount of $150,000 and $119,000 during the years ended June 30, 2007 and 2006, respectively.

NOTE 8 – PROFIT SHARING AND DEFERRED COMPENSATION AGREEMENTS (CONTINUED)

The Company recognized the increase in the cash surrender value of the insurance policies as income from investment in life insurance in the amount of $89,000 and $76,000 during the years ended June 30, 2007 and 2006, respectively.

NOTE 9 - COMMON STOCK AND EMPLOYEE STOCK OWNERSHIP PLAN

In 2005, the Bank reorganized from a federally chartered mutual savings bank to a federally chartered stock savings bank. Simultaneously, the Bank formed a new holding company, BV Financial, Inc. Also simultaneously, a mutual holding company was formed, Bay-Vanguard, M.H.C. In connection with the reorganization, the Company issued 2,645,000 shares of its common stock. A majority of that stock (1,454,750 shares) was issued to Bay Vanguard, M.H.C. The remainder was sold and issued to depositors of the Bank and the ESOP for a total price of $11,902,000. Costs associated with the conversion, totaling $947,000 were deducted from the sale proceeds.

At the same time as the reorganization and conversion, the Bank established the ESOP for its employees. On January 12, 2005, the ESOP acquired 103,684 shares of the Company's common stock in the conversion with funds provided by a loan from the Company. Accordingly, $1,036,000 of common stock acquired by the ESOP was shown as a reduction of stockholders' equity. The ESOP loan will be repaid principally from the Bank's contributions to the ESOP. The loan is being repaid in 15 equal annual installments through 2020 and bears interest at the rate of five and one quarter percent (5.25%). Shares are released to participants proportionately as the loan is repaid. The Bank will recognize compensation expense as shares are committed for release from collateral at their current market price. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of debt. The Company recognized $60,000 and $61,000 of compensation expense for the years ended June 30, 2007 and June 30, 2006, respectively. The ESOP holds the common stock in a trust for allocation among participating employees. The unearned ESOP shares totaled 82,948 at June 30, 2007. The fair value of the unearned shares at June 30, 2007 was $722,000.

All employees of the Bank who attain the age of 21 and complete one year of service with the Bank will be eligible to participate in the ESOP. Each participant's vested interest under the ESOP is determined according to the following schedule: 1 year – 20%, 2 years – 40%, 3 years 60%, 4 years – 80%, 5 years – 100%. For vesting purposes, a year of service means any plan year in which an employee completes at least 1,000 hours of service (whether before or after the ESOP's January 12, 2005 effective date). Vesting accelerates to 100% upon; (1) termination of the Plan or upon the permanent and complete discontinuance of contributions by the Bank, (2) termination of service on or after the participant's normal or postponed retirement date, (3) a change in control, or (4) termination of service by reason of death or disability.

NOTE 10 – EQUITY INCENTIVE PLAN

On November 8, 2005, stockholders approved the BV Financial, Inc. 2005 Equity Compensation Plan that enabled the Company to grant up to 181,447 stock options and restricted stock awards to employees and directors. The Company elected to implement early the requirements of SFAS No. 123R, *Share-Based Payment.* On November 14, 2005, the Company granted stock options covering 111,456 shares of common stock to certain employees and directors of the Company, of which 22,286 were exercisable at June 30, 2007. The options were granted at the then fair market value of the stock of $8.94, vest over five years and expire ten years from the date of grant. The Company estimated the grant date fair value of each option awarded in fiscal 2006 using the Black-Scholes Option-Pricing model with the following assumptions: dividend yield 0%, risk-free interest rate of 4.30%, and expected lives of 6.5 years. The assumption for the expected volatility was 15.977%. The estimated fair value of each option granted was computed to be $2.64. Stock options had no intrinsic value at June 30, 2007.

NOTE 10 – EQUITY INCENTIVE PLAN (CONTINUED)

The Company recognized $99,000 and $79,000 of expense relating to the granting of stock options during the years ended June 30, 2007 and 2006, respectively. There has been no activity in the stock options to date.

On November 14, 2005, the Company granted 44,577 shares of restricted stock to certain employees and directors of the Company. The Company purchased shares in the open market during 2006 to fund this plan. The awards vest over a five-year period and, therefore, the cost of such awards is accrued ratably over a five-year period as compensation expense. The Company recognized $80,000 and $53,000 of expense relating to the grant of shares of restricted stock during the years ended June 30, 2007 and 2006, respectively. Shares vesting were 8,915 and 5,928 for the years ended June 30, 2007 and 2006, respectively. Unvested shares were 29,733 at June 30, 2007.

As of June 30, 2007, there was $383,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan. The remaining cost is expected to be recognized over a weighted-average period of 3.4 years.

NOTE 11 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2007 and 2006 that the Bank met all capital adequacy requirements to which it was subject.

As of June 30, 2007, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

NOTE 11 – REGULATORY MATTERS (CONTINUED)

The following table presents the Bank's capital position based on the financial statements:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of June 30, 2007:						
Tangible (to adjusted total assets)	$ 13,514	10.08 %	$ ≥2,010	1.5 %	N/A	N/A
Tier 1 capital (to risk-weighted assets)	13,514	16.47	N/A	N/A	$ 4,923	≥6.0%
Core (to adjusted total assets)	13,514	10.08	≥5,361	≥4.0	6,701	≥5.0
Total (to risk-weighted assets)	13,916	16.96	≥6,564	≥8.0	8,205	≥10.0
As of June 30, 2006:						
Tangible (to adjusted total assets)	$ 13,171	9.68 %	$≥2,041	1.5 %	N/A	N/A
Tier 1 capital (to risk-weighted assets)	13,171	16.83	N/A	N/A	$ 4,695	≥6.0 %
Core (to adjusted total assets)	13,171	9.68	≥5,442	≥4.0	6,802	≥5.0
Total (to risk-weighted assets)	13,581	17.35	≥6,260	≥8.0	7,825	≥10.0

The following table provides a reconciliation of total stockholders' equity per the consolidated financial statements to capital amounts reflected in the above table:

	2007	2006
	(In Thousands)	
Total equity	$18,218	$18,580
Adjustments to regulatory capital:		
Accumulated other comprehensive loss	54	66
Intangible assets (software)	(49)	(28)
Equity of BV Financial, Inc.	(4,709)	(5,447)
Tangible, Tier 1 and Core Capital	13,514	13,171
Allowance for loan losses	402	410
Total Capital	$13,916	$13,581

NOTE 11 – REGULATORY MATTERS (CONTINUED)

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years through December 31, 1987. If the amounts which qualified as deductions for federal income tax purposes prior to December 31, 1987 are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal and state income tax at the then current corporate rate. Retained earnings at June 30, 2007 and 2006 include $1,201,000, for which no provision for income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $464,000.

Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the Office of Thrift Supervision is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, which approximated $929,000 as of June 30, 2007, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. Bay-Vanguard Federal Savings Bank met the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations.

The Board of Directors of Bay-Vanguard, M.H.C. determines whether Bay-Vanguard, M.H.C. will waive or receive dividends declared by the Company each time the Company declares a dividend, which is expected to be on a quarterly basis. Bay-Vanguard, M.H.C. may elect to receive dividends and utilize such funds to pay expenses or for other allowance purposes. The Office of Thrift Supervision (the "OTS") has indicated that (i) Bay-Vanguard, M.H.C. shall provide the OTS annually with written notice of its intent to waive its dividends prior to the proposed date of the dividend, and the OTS shall have the authority to approve or deny any dividend waiver request; and (ii) if a waiver is granted, dividends waived by Bay-Vanguard, M.H.C. will be excluded from the Company's capital accounts for purposes of calculating dividend payments to minority shareholders. For the second, third and fourth quarters ended December 31, 2006, March 31, 2007, and June 30, 2007, respectively, Bay-Vanguard, M.H.C. waived the right to receive its portion of the cash dividends paid on March 23, 2007, June 28, 2007 and September 5, 2007, respectively, which totaled $218,213.

The Federal Reserve Board regulations require savings institutions to maintain non-interest earnings reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $45.8 million; a 10% reserve ratio is applied above $45.8 million. The first $8.5 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. Bay-Vanguard Federal Savings Bank had no reserve requirement at June 30, 2007 and June 30, 2006.

NOTE 12 - INCOME TAXES

The income tax provision consists of the following for the years ended June 30, 2007 and 2006:

	2007	2006
	(In Thousands)	
Current expense:		
Federal	$182	$355
State	43	73
	225	428
Deferred benefit:		
Federal	(131)	(134)
State	(28)	(29)
	(159)	(163)
	$66	$265

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2007 and 2006 are presented below:

	2007	2006
	(In Thousands)	
Deferred tax assets:		
Deferred compensation	$285	$227
Allowance for loan losses	149	148
Unrealized losses on available for sale securities	34	41
Stock-based compensation	76	31
Other	42	45
Total Deferred Tax Assets	586	492
Deferred tax liabilities:		
Federal Home Loan Bank of Atlanta stock dividends	19	18
Accrual basis books to cash basis tax return	37	74
Depreciation	14	36
Total Deferred Tax Liabilities	70	128
Net Deferred Tax Assets	$516	$364

NOTE 12 - INCOME TAXES (CONTINUED)

The amount computed by applying the statutory federal income tax rate to income before income taxes is different than the taxes provided for the following reasons:

	Years Ended June 30,			
	2007		2006	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
	(Dollars In Thousands)			
Statutory federal income tax rate	$53	34.0%	$239	34.0%
State tax, net of federal income tax benefit	11	6.9	29	4.1
Non-deductible stock-based compensation	22	13.8	20	2.8
Income from investment in life insurance	(30)	(19.2)	(29)	(4.1)
Other	10	6.6	6	0.8
	$66	42.1%	$265	37.6%

NOTE 13 - RELATED PARTY TRANSACTIONS

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, officers, their immediate families and affiliated companies (commonly referred to as related parties), on the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The following table presents a summary of the activity of loans receivable from related parties.

	Year Ended June 30, 2007
	(In Thousands)
Balance, beginning	$ 978
Advances	104
Repayments	(80)
Balance, ending	$1,002

The Bank leases one of its office buildings from a relative of an officer of the Bank. The Bank executed a new lease on August 4, 2004 with an initial term of five years, with two five year renewal options. Rent expense for the years ended June 30, 2007 and 2006 was $22,000 and $22,000, respectively. The annual rent is payable in equal monthly installments.

NOTE 13 - RELATED PARTY TRANSACTIONS (CONTINUED)

At June 30, 2007, minimum rental commitments under this lease are as follows:

Year Ending June 30,	Amount (In Thousands)
2008	$ 22
2009	22
2010	4
	$ 48

Gallagher Evelius & Jones LLP, of which one of the Bank's directors is a partner, has performed legal services for Bay-Vanguard Federal. Bay-Vanguard Federal paid a total of $60,114 and $43,900 in legal fees to Gallagher Evelius & Jones LLP for fiscal 2007 and fiscal 2006, respectively.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, will have no material effect on the Company's consolidated financial position or results of operations.

NOTE 15 – SUBSEQUENT EVENT

On August 24, 2007, the Bank acquired a branch office located at 8070 Ritchie Highway in Pasadena, Maryland from Greater Atlantic Bank. The Bank paid a premium of $4.4 million on the net liabilities, primarily on the deposits assumed at closing. The premium primarily constitutes goodwill, which will not be amortized. At the time of closing, the branch office had $51.5 million in deposits.

NOTE 16 –DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank's financial instruments are summarized below. The fair values are estimates derived primarily from present value techniques and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The following methods and assumptions were used by the Bank in estimating the fair values of financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and equivalents approximate fair value.

Investment Securities

Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying amount of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

NOTE 16 –DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Loans Receivable

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on such certificates to a schedule of aggregated expected monthly maturities on these deposits.

Advances from Federal Home Loan Bank

The fair value of borrowings is estimated using discounted cash flow analyses, based on rates currently available to the Bank for borrowings with similar terms and remaining maturities.

Accrued Interest Receivable and Payable

The carrying amounts of accrued interest receivable and payable approximate fair value.

Off-Balance Sheet Credit Related Instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

NOTE 16 - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table summarizes the carrying amounts and fair values of financial instruments at June 30, 2007 and 2006:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$5,556	$5,556	$ 9,079	$ 9,079
Securities available for sale	3,300	3,300	4,228	4,228
Securities held to maturity	2,656	2,601	3,233	3,114
Loans receivable, net	116,051	110,344	113,026	108,639
Federal Home Loan Bank of Atlanta stock	848	848	939	939
Accrued interest receivable	538	538	494	494
Financial liabilities:				
Deposits, including accrued interest payable	98,492	98,862	97,095	97,051
Advances from Federal Home Loan Bank	13,500	13,335	14,500	14,382
Off-balance sheet commitments	–	–	–	–

NOTE 17 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Information as to the financial position of BV Financial, Inc. and its results of operations and cash flows as of June 30, 2007 and 2006 are summarized below.

Statements of Financial Condition	June 30,	
	2007	2006
	(In Thousands)	
Assets		
Cash	$ 3,828	$ 4,524
Employee stock ownership plan loan	864	915
Investment in subsidiary	13,509	13,130
Other assets	21	11
Total assets	$18,222	$18,580
Liabilities and Stockholders' Equity		
Other liabilities	$ 4	$ –
Total stockholders' equity	18,218	18,580
	$18,222	$18,580

NOTE 17 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (CONTINUED)

Statements of Operations	Years Ended June 30, 2007	2006
	(In Thousands)	
Interest income	$ 48	$ 51
Non-interest expense	(78)	(86)
Loss before income tax benefit	(30)	(35)
Income tax benefit	9	11
Loss before equity in net income of subsidiary	(21)	(24)
Equity in net income of subsidiary	112	463
Net income	$ 91	$ 439

Statements of Cash Flows	Years Ended June 30, 2007	2006
	(In Thousands)	
Net income	$ 91	$ 439
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in net income of subsidiary	(112)	(463)
Increase in other assets	(10)	(8)
Increase in other liabilities	4	–
Net cash used in operating activities	(28)	(32)
Cash Flows from Investing Activities		
Capital contributed to subsidiary	(15)	–
Principal collected on ESOP loan	51	48
Net cash provided by investing activities	36	48
Cash Flows from Financing Activities		
Cash dividend paid, including dividends on unallocated ESOP shares	(163)	–
Treasury stock purchased	(541)	–
Net cash used by financing activities	(704)	–
Increase (decrease) in cash and cash equivalents	(696)	16
Cash and cash equivalents at beginning of period	4,524	4,508
Cash and cash equivalents at end of period	$ 3,828	$ 4,524

END